
06013242

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MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Varitronix Retail Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3820 FISCAL YEAR 12-31-05

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/10/06



VARITRONIX

We Make Values Visible

VISION


12-31-05
AR/S
RECEIVED
2006 MAY 10 A 9:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE






VARIETY


VITALITY

VIVIDNESS

Stock Code 710

Varitronix International Limited
2005 Annual Report



Staying ahead of the game just like our cutting-edge display technology, Varitronix has a refreshing corporate logo and business philosophy to hone our competitive edge and create a new era of our own.

The "V" not only stands for Varitronix, but also embodies our drive for Victory – both in the quality of our products and our service to customers.

The plus symbol represents our goal to add value to our customers through tailor-made comprehensive solutions.

Red, green and blue – the elementary colours of light – reflect our commitment to pushing the frontier of colour display technology.



Contents


Mission

Leveraging our extensive history of innovation, solid technological base and rich production experience, Varitronix is able to provide comprehensive, cost-effective and high quality value-added services to customers. Driven by our corporate values of "Collaboration, Innovation and Conservation", we endeavour to apply our technology to various small-to-medium sized displays. Our ultimate goal is to reveal and visualise colourful images, and add bountiful colours to life.

Our New Identity 新標徽

Staying ahead of the game just like our cutting-edge display technology, Varitronix has a new corporate logo and a refreshed business philosophy to hone our competitive edge and create a new era of our own.

The "V" not only stands for Varitronix, but also embodies our drive for Victory – both in the quality of our products and our service to customers.

The plus symbol represents our goal to add value to our customers through tailor-made comprehensive solutions. Red, green and blue – the elementary colors of light – reflect our commitment to pushing the frontier of color display technology.

緊貼液晶顯示屏的最新技術發展，反映嶄新的精神面貌，新的企業標徽揭示精電將與時並進，帶動新時代的來臨。

V代表Varitronix，亦象徵穩妥與勝利，精電會為客戶提供穩妥的服務，與客戶結成夥伴，締造雙贏。由藍、綠、紅三原色組成的「+」號，意味精電貫徹以服務為本的企業理念，為客戶帶來更貼身的增值服務，提供全面的解決方案。三原色顯示精電將積極開拓具發展潛力的彩色液晶顯示屏科技，在市場上大放異彩。


VARITRONIX



Brings color to life through advanced technology

代表加倍緊貼科技 加倍精彩

A New Look



Our Head Office has been moved to
總辦事處已搬遷至

9/F Liven House, 61-63 King Yip Street,
Kwun Tong, Kowloon, Hong Kong
香港九龍官塘敬業街61-63號利維大廈9樓
Tel : 2197 6000 Fax : 2343 9555

Overseas Sales Offices 海外銷售辦事處

VL Electronics, Inc.
Tel: (1) (213) 738-8700
Fax: (1) (213) 738-5340
E-Mail: sales@vle.com

Varitronix (France) SAS
Tel: (33) 1 69 74 88 44
Fax: (33) 1 69 09 05 35
E-Mail: sales@varitronixfr.com

Varitronix (Canada) Ltd.
Tel: (1) (905) 415-0023
Fax: (1) (905) 415-0094
E-Mail: sales@varitronix.ca

Varitronix GmbH
Tel: (49)-89-56017-108
Fax: (49)-89-56017-109
E-Mail: sales@varitronix.de

Varitronix (Singapore) Pte Ltd.
Tel: (65) 6873 2705
Fax: (65) 6873 2706
E-Mail: sales@varitronix.com.sg

Varitronix Italia s.r.l.
Tel: (39)-0362-967854
Fax: (39)-0362-942864
E-Mail: info@varitronix.it

Varitronix (Switzerland)
Tel: (41)-32-631 7080
Fax: (41)-32-631 7088
E-Mail: varitronixswiss@varitronix.ch

Varitronix Pengyuan Ltd.
Tel: (86)-10-5871-1658
Fax: (86)-10-5871-1658-8000
E-Mail: sales@vp-display.com

Varitronix (UK) Ltd.
Tel: (44) 1344 303077
Fax: (44) 1344 300099
E-Mail: sales@varitronixuk.ltd.uk



Varitronix – Value through excellence in service & technology
精電 — 結合科技與服務，為您增值

Financial Highlights

Turnover by Market Segment

2005


North America
Others
PRC & HK
Europe
Rest of Asia

	2005	2004
PRC & HK	42%	47%
Rest of Asia	19%	15%
Europe	32%	32%
North America	4%	4%
Others	3%	2%
Total	100%	100%

Turnover


HK$ million
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2001
2002
2003
2004
2005

Unaudited Profit Attributable to Shareholders


HK$ million
250
200
150
100
50
0
2001
2002
2003
2004
2005

Notes

- FY2001 to FY2004 figures are audited.
- FY2005 figure is based on management accounts not adjusted for impairment losses, write-offs or provisions totalling HK$381 million and is

Chairmen's Statement



Dr Chang Chu Cheng
Chairman



Mr Ko Chun Shun, Johnson
Chairman

Results Highlights:

- Underlying business in 2005 performed better than that of 2004
- The Group made strategic decisions to pave the way for future development, which led to certain non-cash, non-recurring impairment losses and provisions
- Net cash from operating activities: HK$243 million (2004: HK$133 million)
- Full-year dividend per share: 38 HK cents (2004: 38 HK cents)

Results

On behalf of Varitronix International Limited and its subsidiaries ("Varitronix" or the "Group"), we are pleased to present the Group's annual audited results for the year ended 31 December 2005.

Varitronix made solid progress in 2005. The Group introduced new management with the vision of ensuring long-term sustainable success. During the year under review, management reviewed the structure of the organisation and initiated certain reorganisation measures, aiming to enhance the Group's overall competitiveness in the coming years.

The management team has made a number of strategic decisions, such as moving operations from Hong Kong and Malaysia to the PRC, which has led to certain non-recurring impairment provisions. During the year under review, the Group relocated the production facilities in Tseung Kwan O ("TKO"), Hong Kong to the PRC. The Group also moved its principal place of business in Hong Kong from the TKO property to the Kwun Tong property. In order to reflect the fair value of the TKO property, the Group appointed an independent property valuer to value the TKO property. The revaluation led to an impairment loss of HK$46 million.

After reviewing the operational efficiency and productivity of its Malaysian plant, which had recorded losses for years, the Group concluded that the plant lacked the economies of scale needed to stay competitive in the current market environment and that it was in the interest of the Group to move the Malaysian production to the PRC. The relocation resulted in, among others, impairment losses of fixed assets and goodwill amounting to HK$32 million and HK$28 million, respectively.

In addition, management has critically reviewed investments held and where impairment indications are evident has made additional non-recurring provisions to reduce the carrying amounts to the recoverable values.

The intangible asset value of HK$25 million relating to a technology licensing agreement was written off, as mentioned in an announcement dated 14 March 2006.

As mentioned in an announcement dated 9 June 2005, the Group has explored different alternatives to enter the Organic Light Emitting Diode ("OLED") market. Management was of the view that Ness Display's experience and production capability for OLED offered the Group a quick entrance to the market and decided to invest into Ness Display, a Korean-based OLED producer. As at today, management's view remains unchanged.

Nevertheless, market conditions for OLED have become uncertain, despite the advantages over other display technologies. That lengthened the expected payback period of the Group's investment in the OLED business. As a result, the Group has taken a more prudent accounting approach.

The Group also addressed long-standing taxation issues. It had received from the Inland Revenue Department of Hong Kong additional assessments relating to a dispute over the deductibility of certain subcontracting fees for tax assessment purposes. In this regard, the Group made additional provisions as advised by its tax advisers.

These measures have cleared the way for future development. Looking forward, we expect the Group to grow on a more solid foundation.

The underlying business performance in 2005 surpassed that in the previous year. The Group recorded strong net cash from operating activities of HK$243 million (2004: HK$133 million) although the Group's turnover of HK$1,980 million was similar to last year's HK$2,006 million. However, impairment losses, write-offs and provisions, resulted in substantial charges to the Consolidated Income Statement. Loss attributable to equity shareholders of the Company was $179 million for 2005 (2004: Profit of HK$193 million). As the majority of the aforesaid charges were non-cash in nature, the Group maintained strong balances of liquid assets. Liquid funds, net of bank loans and overdrafts, amounted to HK$696 million (2004: HK$722 million).

Chairmen's Statement

Review

Business Development

Varitronix recorded satisfactory development in the European automotive market in 2005, with its LCD products achieving greater market penetration. The Group also successfully gained market share in the United States and Korea during the year under review.

The Group's products are now widely used in industrial, medical and military equipment and facilities, home electrical appliances and portable entertainment products. The Group continues to broaden its geographical presence with encouraging business growth in the Asian region. Moreover, the Group has strengthened its market position in automotive products in Korea, and is developing business in other Korean electrical and electronic goods sectors.

As a result of rampant illegal activities of "black handset" manufacturers, our customers in the PRC who are licensed mobile phone manufacturers suffered a decline in sales. Since late 2005, the Chinese government has taken decisive measures to constrain the prevalence of these illegal activities in the market. Sales for licensed mobile phones manufacturers are expected to recover in 2006.

Varitronix is confident of capitalising on the opportunities presented by colour LCD applications in the mobile phone sector in the PRC. Apart from fostering a good relationship with handset design companies, the Group announced an acquisition of interest in Varitronix Pengyuan Limited, a joint venture between Varitronix and Tsing Hua University, resulting in an increase of Varitronix's interest in the joint venture to 90% from the previous 51%. This move will not only enable the Group to enjoy a bigger share of future profit contributions from Varitronix Pengyuan Limited, but will also allow the Group to actively pursue business opportunities in the Chinese telecommunications sector.

Colour STN Line Upgrade

In order to meet the growing demand for colour LCD solutions, the Group upgraded the fully automated production facilities in its Heyuan plant, which increased the production capacity for Colour STN LCD (Colour Supertwisted Nematic Liquid Crystal Display).

Technological Development

In line with its strategy to diversify its scope of technologies, Varitronix invested in Ness Display, which provides the Group with access to the advanced know-how of OLED technology.

In the year under review, the Group also committed to commercialising BCD (Bistable Cholesteric Displays) and ZBD (Zenithal Bistable Displays) technologies. BCD and ZBD consume very low power and have a wide range of potential applications. BCD products have commenced mass production, and have been applied to portable products available at the retail level. ZBD technology has also achieved a breakthrough. The Group is working to apply this technology to shelf labels in supermarket chains in the United Kingdom.

Future Development Strategy

Confident Market Expansion

The Group will strive to increase its market share and has set the following targets for 2006:

- To maintain a strong position in small-volume, high margin business
- To continue to expand in high-volume, short-cycle business
- To strengthen market presence and sales force in growth markets: the PRC, Korea, the United States and Europe
- To reorganise the sales network and direct more resources to the sales network; to continue to improve services and add value to customers

Improvement of Product Mix

Colour displays are setting the trend for the future. We believe that more colour displays will be adapted to a greater variety of end-products to enhance the appeal of those products to customers. The Group will capture this rising demand to further expand its business in the colour display sector.

Apart from expanding the production capacity of Colour STN, the Group will fortify its alliances with TFT (Thin-Film Transistor) suppliers to enrich the Group's technological offerings in colour LCD solutions.

Commercialisation of New Technologies

BCD and ZBD are unique technologies that require low power consumption and display multi-colour, high-resolution, high-contrast images. They are able to retain the images without consuming any power and hence are especially suitable for handheld products or products that operate under environments where electric wiring is inconvenient.

Varitronix is highly confident of these technologies and the initial response from customers has been encouraging. The Group and its technological partner will make every effort to commercialise these technologies for a wide range of applications.

The Group achieved consistent advancement of its LCOS (Liquid Crystal On Silicon) Microdisplay technology and improved the resolution to 1920 x 1280 pixels in panels the size of a postage stamp. The technology is commercialised in various fields including photograph developing.

Expansion of Production Capacity

In order to meet increasing demand, and to ensure that the Group has adequate room for future expansion, the Group is expanding its production plant in Shenzhen. The construction is expected to be completed by the end of 2006. It is expected that a meaningful growth in capacity will be achieved in the following years when production is ramped up.

Cost Control

The Group has set up a dedicated team responsible for coordinating and implementing measures to control costs, increase the competitiveness of our products and add value to our customers.

Prospects

We believe that the demand for LCD products will continue to rise in the automotive, industrial, consumer and telecommunications sectors.

Faced with a wide array of opportunities in the market, the Group will accelerate its quest to increase its market share. We have recently adopted a new company logo, and our head office has returned to the place where Varitronix was founded. We have returned to our roots, from where we will launch initiatives that maintain our traditional values and at the same time keep abreast of contemporary corporate cultures. At present, our staff is working from top to the bottom. Senior management devises development strategies that lead the market trends. Middle management demonstrates strong organizational abilities and efficient execution skills. The technical, marketing and various support teams ensure that customers are satisfied with our services. The Group as a whole is progressing towards our goals with confidence.

The LCD industry represents great potential. Varitronix has been engaged in the design and manufacture of LCD and related products for 28 years, and the LCD market has ever been expanding. With decades of experience and the development of new technologies, we believe that we will further develop the market, and we will continue to focus on LCD as the core business.

Acknowledgements

We would like to thank our shareholders for their continued support, particularly during such a challenging year as 2005. This is not only gratifying but also strengthens our commitment to strive for greater achievements for the Group. We would also like to express our sincere gratitude to the Board of Directors, for their unfailing support which has sustained the growth of Varitronix throughout the years. Furthermore, we would like to thank Dr Yan Sze Kwan, Mr Chung Shun Ming, Mr Kwok Siu Kwan, Professor Kao Kuen, Charles, and Mr Lui Chi Shing, Anthony who retired from the Board, for their valuable contributions to the Group during their tenure. Varitronix has entered a new phase of development. The aspiration for excellence demonstrated by our staff will continue to drive us towards the realisation of our goals.

Chang Chu Cheng
Chairman

Ko Chun Shun, Johnson
Chairman

Hong Kong, 10 April 2006

CEO Interview

Q: It has been a year since you joined Varitronix. How would you describe your experience?

A: It has been quite a year. A number of company founders who had been with the company from inception decided to retire. We have streamlined the senior management structure to consolidate the decision-making process. Several home-grown managers moved up the organisation chart to take up key management positions.

On the operational front, we completed the transfer of the Hong Kong production facilities to the PRC to enhance production efficiency. We have upgraded the Colour STN production facilities in the Heyuan plant to meet the increasing market demand for colour products. Also, we have identified key business segments and geographical markets for focused expansion, notably the automotive segment and the US and Japanese markets.

I believe my job is to set clear targets for the team to follow, and offer support and provide resources to team members throughout the process.



Q: What was the rationale behind the adoption of a new corporate logo?

A: The design of the original logo was based on an older generation of LCD technology. Changing a corporate logo, especially one that we had used for 28 years, was not an easy decision. We intend this to be more than a cosmetic change. We would like to make a statement, externally and internally, that we are committed to moving with changing technology. The three elementary colours - red, green and blue - inside the new logo symbolise our commitment to colour products. The world is going colour, and Varitronix must go colour as well.

Beauty is in the eye of the beholder. We hope our shareholders agree that the new logo is more modern and dynamic, and better reflects our business direction.

Q: What kind of changes are you bringing to Varitronix?

A: I believe we should stay in constant touch with the market, and listen to what our customers are telling us. In the past several years, we have perhaps lost a step or two by not responding to market changes in a timely and proactive manner.

During the past year, I spent a considerable amount of time in meeting with customers around the world. We have restructured our sales and marketing department to better respond to customer demand.

Varitronix has a long tradition of putting emphasis on research and development, which is one of the key success factors for a technology-driven business such as LCD manufacturing. We have every intention of sustaining our edge in research and development.

Q: What are the strengths of Varitronix?

A: Thanks to the hard work and devotion of Dr Chang and other founders, Varitronix has established a reputation for integrity. Our brand name is well recognised around the world, and stands for solid product quality.



At Varitronix, we position ourselves as a display solution provider, offering a variety of products developed either internally or through collaboration with technology partners. Given our wealth of experience, Varitronix offers not only standard products but also cutting-edge custom-made products. We believe our ability to offer product variety in a flexible manner is an important competitive advantage.

Our technology team comprises more than 80 engineers responsible for research and development, continuous product improvement, production processing, quality management and technical support. Our technical support division provides value-added services including feasibility studies, problem-solving and technical training, in addition to 24-hour technical support worldwide.

Q: What are the growth drivers for the Company?

A: Our extensive network of overseas sales offices has always been an important asset, and we will continue to strengthen our sales force in each of our target markets in order to capture the enormous growth potential of the display industry.

The expansion program of our Shenzhen plant is underway. The gross floor area of our Shenzhen production base will more than double upon completion in late 2006.

Apart from organic growth, we will continue to monitor merger and acquisition targets in an opportunistic manner. Our financial strengths allow us to move swiftly.

Q: How would you describe the prospects for the small-to-medium-sized LCD market?

A: The display industry will benefit from the trend of introducing displays to a wide range of products and from the upgrading of displays from monochrome to colour.

LCD displays will be replacing mechanical displays in equipment such as speedometers in motor vehicles, power meters as well as static displays such as road signs. More LCD displays will be installed in electronic devices such as audio and video products, in blue-tooth devices and 3G telecom products. This is in line with the global trend of increasing information flow and more appealing product design.

Displays used in automotive, industrial and consumer applications are evolving from monochrome to colour to accommodate increasing amounts of text data and graphic information. Future display products are expected to develop on the back of advancing technology and focus on colour displays. We believe the potential for LCD displays is immense.

Q: Does Varitronix have plans to diversify into other businesses?

A: The display industry is vibrant and continues to grow at an exciting pace. We have established a solid market position in the display business and intend to capitalise on our strengths. We do not need to go very far to look for growth.

For example, according to forecasts made by DisplaySearch 2005, worldwide TFT shipment volume for mobile phones is expected to grow by 27% per annum between 2004 and 2009. This is a most exciting new area for Varitronix. Not many people talk about monochrome displays, but they are far from being in decline. The monochrome display market continues to show healthy gains, and we intend to maintain our leadership in this segment.

Review of Operations



Europe

Thanks to a close and long-term partnership with its customers, Varitronix continued to maintain a strong market presence in Europe. In 2005, the Group strengthened its niche as a supplier of custom-made LCD products to the automotive and industrial sectors. Several new projects were initiated to bring increased contribution to the group in the coming years. Sales in Europe amounted to HK$636 million, compared with HK$633 million in 2004.

Europe is the Group's second largest market segment after the "PRC and Hong Kong" segment, generating sales which accounted for 32% (2004: 32%) of the Group's turnover.

The PRC & Hong Kong

A difficult business environment for our customers in Mainland China adversely affected our business there. The illegal counterfeiting and refurbishment activities of the "black handset" market players were rampant, resulting in a decline in sales for our customers who are licensed mobile phone manufacturers. To reflect the changes in market environment, we wrote off the value of stock inventories by HK$40 million.

The market environment in the second half of 2005 remained challenging, although we saw early signs of recovery. Sales in the PRC and Hong Kong declined by 12% to HK$828 million for the full year (2004: HK$941 million).

We believe that the Group's business in the PRC will resume its growth trend with the recovery of the PRC mobile phone market.

The Rest of Asia

Our business in Asia outside the PRC and Hong Kong (the "Rest of Asia") expanded rapidly in 2005. Sales in the region increased by 25% to HK$372 million in 2005 from the previous year's HK$299 million. The growth was driven by robust demand for LCD products embedded in portable entertainment products as well as emerging demand for LCD products used in motor vehicles.


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Sales in the Rest of Asia as a percentage of the Group's turnover increased to 19% in 2005 from 15% in the previous year, which followed our development strategy of broadening our geographical footprint.

North America & Others

Sales in North America amounted to HK$88 million, compared with HK$89 million in 2004. Sales in regions apart from those mentioned above (the "Others") increased by 25% from the previous year to HK$55 million (2004: HK$44 million).

Production

To streamline our production processes and realise economies of scale, Varitronix relocated its production facilities and centralised the production processes into Nanling and Heyuan in the PRC.

In 2005, we moved our production lines in Hong Kong and Shawan, Shenzhen, into these major plants. In addition, we decided to relocate the production capacity in Penang, Malaysia to these major plants. Although the relocations incurred certain non-recurring costs and accounting charges, the improvement in production efficiency which is expected to result from the relocation is in the interest of the Group.

Colour Products

To capitalise on the market opportunities arising from TFT technologies, Varitronix formed alliances with leading TFT panel manufacturers in Asia. Through such alliances, the Group has access to its partners' experience and expertise in TFT technologies, which is helping shorten our learning process in the design and production of TFT modules. At the same time, Varitronix provides its partners with access to its well-established worldwide distribution channels. These alliances enable Varitronix to focus on the high value-added processes without locking up the large amounts of capital needed for upstream manufacturing.

As an important step toward broadening the spectrum of its technology offerings, Varitronix invested in Korean-based Ness Display, one of the world's leading OLED providers. Ness Display commenced mass production in December. The investment in Ness Display secures a stable supply of high-quality full-colour OLED panels.

Final Remarks

Having made solid progress in 2005, the Group is poised to go forward on a solid foundation.

Financial Review

Structure of Assets

As at 31 December 2005, the total assets of the Group amounted to HK$1,820 million (2004: HK$2,143 million), representing a decrease of 15% as compared to last year. The decrease was mainly attributable to a decrease in trade and other receivables of HK$128 million and the non-cash, non-recurring impairment losses made on available-for-sales securities, fixed assets, goodwill and intangible assets.

Liquidity and Financial Resources

The Group maintains a strong financial position. As at 31 December 2005, the total shareholders' equity of the Group was HK$1.3 billion (2004: HK$1.6 billion). The Group's current ratio, being the proportion of total current assets against total current liabilities, was 2.70 as at 31 December 2005 (2004: 3.24).

At the year end, the Group held a liquid portfolio of HK$794 million (2004: HK$820 million) of which HK$416 million (2004: HK$669 million) was in cash and cash equivalents and HK$378 million (2004: HK$151 million) in securities. The unsecured interest-bearing bank loans and overdrafts and bills payable amounted to HK$99 million (2004: HK$99 million). The gearing ratio (bank loans and overdrafts over net assets) was 7.4% (2004: 6.1%).

The Group's inventory turnover ratio for the year was 7.3 times (2004: 7.3 times). Debtor turnover for the year was 70.9 days (2004: 91.2 days).

Cash Flows

In the year under review, the Group's cash generated from operations amounted to HK$279 million (2004: 149 million), representing an increase of 87.2% over last year. This was mainly attributable to the decrease in trade and other receivables in 2005 of HK$128 million. In addition, there was a decrease in inventories in 2005 and this had an effect of increasing cash flow by HK$79 million.

Net cash used in investing activities increased to HK$405 million, largely due to an increase in payment for purchase of available-for-sale securities. During the year, a total of HK$115 million was paid for acquisition of plant, machinery, tools and equipment mainly for our Heyuan production complex.

Contingent Liabilities

At 31 December 2005, the Company had contingent liabilities for guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of HK$100.0 million (2004: HK$76.7 million).

Commitments

At 31 December 2005 the Group had commitments to contribute capital of HK$38.4 million for the acquisition of all the remaining interest, not held by the Group, in a non-wholly owned subsidiary in the PRC. The Group also had capital commitments of HK$2.0 million (2004: HK7.2 million), representing purchase of property, plant and equipment not provided for in the financial statements. The total future minimum lease payments under non-cancellable operating leases for properties payable within one year amounted to HK$3.8 million (2004: HK$3.7 million).

Foreign Currency Exposure

The Group is exposed to foreign currency risk primarily through sales and purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily Euros, United States dollars, Japanese Yen and Reminbi.

Staff

As at 31 December 2005, the Group employed approximately 4,130 persons around the world, of whom approximately 271 were in Hong Kong, 3,536 in the PRC and 323 overseas. The Group remunerates its employees based on their performance, experience and prevailing industry practice. The Group operates an employee share option scheme and provides rent-free quarters to its employees in the PRC.

Directors' Biographical Information

Chang Chu Cheng

aged 62, is a Chairman of the Group. He gained his Doctorate in Solid State Electronics from the University of Manchester Institute of Science & Technology in 1969 and lectured in Physics and Electronics at the Chinese University of Hong Kong prior to co-founding Varitronix in 1978 with his fellow directors. Dr Chang presently serves as a Non-executive Director of SAS Dragon Holdings Limited and Fujikon Industrial Holdings Limited, which are both listed on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"). He is also currently a member of the Trade Development Council's Electronics/Electrical Appliances Industry Advisory Committee, an honorary Advisor of the Hong Kong Critical Components Manufacturers Association and an honorary Chairman of the Hong Kong Photographic and Optics Manufacturers Association.

Ko Chun Shun, Johnson

aged 54, was appointed as a Chairman of the Group on 15 June 2005. He is also the Chairman of Universal Holdings Limited and DVN (Holdings) Limited, which are both listed on the Stock Exchange. Mr Ko is the sole director of Rockstead Technology Limited which holds approximately 10% of the Company's issued share capital.

Tsoi Tong Hoo, Tony

aged 41, was appointed as an Executive Director and Chief Executive Officer of the Group on 14 March 2005. Mr Tsoi graduated from the Ivey Business School of the University of Western Ontario, Canada with an Honours degree in Business Administration. He has been a Chartered Financial Analyst since 1989. Mr Tsoi is a member of the Listing Committees of the GEM and Main Boards of the Stock Exchange. He is also a Non-executive Director of Universal Holdings Limited, a company listed on the Stock Exchange.

Ho Te Hwai, Cecil

aged 45, was appointed as an Executive Director and the Company Secretary on 14 March 2005. Mr Ho holds a Bachelor of Commerce degree from the University of British Columbia, Canada. He is a member of the Institute of Chartered Accountants of Canada and the Hong Kong Institute of Certified Public Accountants ("the HKICPA"). He is currently the Group Financial Controller of Universal Holdings Limited and the Company Secretary of DVN (Holdings) Limited, which are both listed on the Stock Exchange.

Lo Wing Yan, William

aged 45, was appointed as an Independent Non-executive Director effective 22 July 2004. He is a member of the Audit Committee of the Company. Dr Lo holds an M Phil degree in Molecular Pharmacology and a PhD in Genetic Engineering, both from Cambridge University. He is currently an Independent Non-executive Director of Nam Tai Electronics, Inc., which is listed on the New York Stock Exchange, and an Independent Non-executive Director of a number of companies listed on the Stock Exchange, including Softbank Investment International (Strategic) Limited, Capital Publications Limited, Ocean Grand Chemicals Holdings Limited, Superdata Software Holdings Limited and I.T. Limited. He is also a Non-executive Director of Panorama International Holdings Limited, which is also listed on the Stock Exchange. Dr Lo is an Adjunct Professor of The School of Business, Hong Kong Baptist University as well as a Governor of the ISF Academy. In 1999, he was appointed as a Justice of the Peace (JP) of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People's Political Consultative Conference.

Directors' Biographical Information (continued)

Yuen Kin

aged 51, was appointed as an Independent Non-executive Director of the Company on 14 March 2005. He is a member of the Audit Committee of the Company. Mr Yuen holds a Master of Business Administration degree from the University of Toronto, Canada. He is a Chartered Accountant in Canada and is a FCPA in Hong Kong and FCCA in the United Kingdom. He is currently Executive Director and Group Chief Financial Officer of Shum Industry Group Ltd., a privately held group of companies engaging in printing and packaging.

Hou Ziqiang

aged 68, was appointed as an Independent Non-executive Director of the Company on 14 March 2005. He is a member of the Audit Committee of the Company. Mr Hou is an Independent Non-executive Director of China Netcom Group Corporation (Hong Kong) Limited and was a Non-executive Director of EZCOM Holdings Limited. Both companies are listed on the Stock Exchange. From 1993 to 1997, Mr Hou was Director of the Institute of Acoustics of the Chinese Academy of Sciences. From 1988 to 1993, Mr Hou was Secretary General of the Chinese Academy of Sciences. Mr Hou graduated from Peking University in 1958 with a Bachelor's degree in Physics.

Senior Management's Biographical Information

Lim Sok Lee

aged 42, is the Chief Operation Officer responsible for the overall operation of the production plants in the PRC. She graduated from French Singapore Institute with a Diploma in Electronics Engineering and has extensive experience in the LCD and LCM industry involving product design, marketing, production, material control and purchasing. She joined the Group in 1999.

Pun Kai Cheung, Patrick

aged 45, is the Chief Financial Officer and Qualified Accountant responsible for the overall financial matters of the Group. Mr Pun, who joined the Group in 1997, is a Chartered Management Accountant in the United Kingdom and a fellow member of the HKICPA. He has directorship in several subsidiaries in the PRC. Presently, Mr. Pun is a member of Committee of Technologist Training of the Vocational Training Council.

Yeung Wai Leung

aged 34, is the Chief Technology Officer. Mr Yeung received his B Eng and M Phil degree in 1993 and 1995 from the Department of Information Engineering at The Chinese University of Hong Kong. He obtained his PhD degree in 1997 from the Department of Mechanical and Automation Engineering at the same university, which he also served in a professional capacity before joining Varitronix in 1998. He has authored over 30 publications in various journals and holds over 10 patents in the field of liquid crystal displays. He is now the Vice Chairman of the Society of Information Displays Hong Kong Chapter, Honorary Secretary of the Hong Kong Photographic and Optics Manufacturer Association, and an Advisor of the Department of Physics and Material Science at the City University of Hong Kong.

Koh Lai Yee, Ginny

aged 44, the General Manager - Supply Chain, is in charge of the Purchasing, Logistics, Production Material Control and Customer Service Departments. Ms Koh has over 10 years of experience in supply chain management specifically in the LCD industry. She holds a Postgraduate Diploma in Purchasing and Supply Management and is a Full Member of The Institute of Purchasing & Supply of Hong Kong. She joined Varitronix in 1993 and resigned in 2000. She rejoined the Group in January 2006.

Fung Yeuk Keung

aged 51, is the Senior Advisor of Varitronix and Coordinator of the Automotive Group. After graduating from Ottawa University with a B.A.Sc. in Electrical Engineering in 1981, he worked for many years in the LCD industry both in the Asia Pacific region and in the United States. Before joining the Group in 1995, he was with Liquid Crystal Institute of Kent State University from 1989 to 1994 working on his Master and Doctorate degree in Physics.

Ho Kay Pui

aged 59, is the Senior Advisor of the Group, specialising in the technical development of the LCM products, and focusing on operational and production cost control. Mr Ho graduated from Hong Kong Polytechnic in 1973 with a Higher Certificate in Electrical Engineering. He joined the Group in 1982.

Chan Siu Wah

aged 36, is the Human Resources and Public Relations Manager of the Group overseeing human resources, corporate communications and media liaison. She holds a Bachelor of Arts degree from The Chinese University of Hong Kong. She joined the Group in November 2005.

Corporate Governance Report

The Company is committed to high standards of corporate governance so as to ensure better transparency and protection of shareholders' interests. None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the year ended 31 December 2005, in compliance with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rule Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Board of Directors

As at 31 December 2005, the Board consisted of seven Directors. The Board has the collective responsibility for leadership and control of, and for promoting the success of, the Company by directing and supervising the Company's affairs. The Board is committed to the Company's objectives of enhancing shareholder's value and provision of superior products and services. The Board sets the Group's overall objectives and strategies, monitors and evaluates its operating and financial performance and reviews the corporate governance standard of the Company. It also decides on matters such as annual and interim results, major transactions, director appointments or re-appointments, and dividend and accounting policies. The Board has delegated the authority and responsibility for implementing its business strategies and managing the daily operations of the Group's businesses to the management.

Co-Chairmen and Chief Executive Officer

The roles of the co-Chairmen of the Board and the Chief Executive Officer of the Company are separated, with a clear division of responsibilities. The co-Chairmen of the Board are responsible for formulating corporate strategies and overall business development planning. The Chief Executive Officer's duty is to oversee the execution of daily business activities. The division of responsibilities at the board level is to ensure a balance of power and authority.

Board Composition

The Company benefits from the professional management expertise of its Directors. Brief biographies of the Directors are set out in the "Directors' Biographical Information" section in the Company's 2005 Annual Report. The professional management expertise of the Directors ensures that the Board has the capabilities of sustaining the Company's continued success.

As at 31 December 2005, the Board comprised four Executive Directors and three Independent Non-executive Directors. All the Independent Non-executive Directors meet the guidelines for assessment of independence, as set out in Rule 3.13 of the Listing Rules.

The Board held five meetings in 2005. The attendance records of individual Directors are set out below:

Name	Position	Number of board meetings held during the Director's term of office in 2005	Number of meetings attended
Dr. Chang Chu Cheng	Chairman	5	5
Mr. Ko Chun Shun, Johnson	Chairman	3	3
Mr. Tsoi Tong Hoo, Tony	Executive Director and Chief Executive Officer	5	5
Mr. Ho Te Hwai, Cecil	Executive Director and Company Secretary	5	5
Dr. Lo Wing Yan, William	Independent Non-executive Director	5	4
Mr. Yuen Kin	Independent Non-executive Director	5	5
Mr. Hou Ziqiang	Independent Non-executive Director	5	4
Dr. Yan Sze Kwan#	Executive Director	2	2
Mr. Chung Shun Ming#	Executive Director	2	2
Mr. Kwok Siu Kwan#	Executive Director	2	1
Prof. Kao Kuen, Charles#	Independent Non-executive Director	1	1
Mr. Lui Chi Shing, Anthony#	Independent Non-executive Director	1	1

\# *Retired from the Board in 2005*

The Directors have no financial, business, family or other material/relevant relationships with each other save for the following:

(1) Messrs. Ko Chun Shun, Johnson, Tsoi Tong Hoo, Tony, and Yuen Kin have common directorship in Universal Holdings Limited ("Universal", a listed company in Hong Kong), the controlling shareholder of which is Mr. Ko Chun Shun, Johnson;

(2) Mr. Ho Te Hwai, Cecil, is the financial controller of Universal; and

(3) Messrs. Ko Chun Shun, Johnson, and Ho Te Hwai, Cecil, are the Chairman of the board of directors and the Company Secretary of DVN (Holdings) Limited respectively.

In the Board's opinion, these relationships do not affect the Directors' independent judgment and integrity in executing their roles and responsibilities. All Directors bring a variety of experience and expertise to the Company.

Appointment, Re-election and Removal

Since the full Board is involved in the appointment of new Directors, the Company has not established a nomination committee. New Directors are sought mainly through referrals. In evaluating whether an appointee is suitable to act as a Director of the Company, the Board will review the independence, experience and skills of the appointee as well as personal ethics, integrity and time commitment of the appointee. During the year, Messrs. Ko Chun Shun, Johnson, Tsoi Tong Hoo, Tony, and Ho Te Hwai, Cecil, were appointed as Executive Directors of the Company while Messrs. Yuen Kin and Hou Ziqiang were appointed as Independent Non-executive Directors of the Company.

The Independent Non-executive Directors have been appointed for a fixed term expiring on 31 December 2006. All Directors are subject to retirement by rotation at least once every three years.

The Board has established two committees in which the Independent Non-executive Directors play an active role. Directors

Audit Committee

The Audit Committee comprises three independent non-executive directors: Dr. Lo Wing Yan, William (Chairman of the Audit Committee), Mr. Yuen Kin and Mr. Hou Ziqiang. It is responsible for appointment of external auditors, review of the Group's financial information and oversight of the Group's financial reporting system and internal control procedures. It is also responsible for reviewing the interim and final results of the Group prior to recommending them to the Board for approval. It meets regularly to review financial reporting and internal control matters and to this end has unrestricted access to both the Company's external and internal auditors.

The Audit Committee held two meetings in 2005, in which the Committee reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters so as to ensure that an effective control environment is maintained.

The Audit Committee also made its recommendation to the board that the external auditor should be reappointed and approved the remuneration and the terms of engagements of the external auditor.

The internal and external auditors have unrestricted access to the Audit Committees, which ensures that their independence remains unimpaired.

The attendance records of individual Directors are set out below:

Name	Number of meetings held by Audit Committee during the Director's term of office in 2005	Number of meetings attended
Dr. Lo Wing Yan, William	2	2
Mr. Yuen Kin	2	2
Mr. Hou Ziqiang	2	2
Prof. Kao Kuen, Charles#	1	1
Mr. Lui Chi Shing, Anthony#	1	1

Retired from the Board in 2005

Remuneration Committee

The Remuneration Committee is responsible for setting and monitoring the remuneration policy for the Executive Directors. It is also responsible for fixing the remuneration packages for all Directors. The Remuneration Committee comprises Dr. Lo Wing Yan, William (the Committee Chairman), Mr. Hou Ziqiang and Mr. Ko Chun Shun, Johnson.

The Company's remuneration policy is to link remuneration packages for Executive Directors with the achievement of annual and long-term performance goals. By providing competitive and performance-linked compensation, the Company seeks to attract, motivate and retain key executives, which is essential to its long-term success.

The terms of service contracts of the Executive Directors appointed in 2005 were approved by the Board of Directors before the existence of Remuneration Committee. The Remuneration Committee held two meetings in 2005, in which the Committee reviewed the Company's remuneration policy and fixed the remuneration packages for key executives.

The attendance records of individual Directors are set out below:

Name	Number of meetings held by Remuneration Committee during the Director's term of office in 2005	Number of meetings attended
Dr. Lo Wing Yan, William	2	2
Mr. Hou Ziqiang	2	2
Mr. Ko Chun Shun, Johnson	2	2

Directors' Responsibility for the Financial Statements

The Directors are responsible for overseeing the preparation of financial statements for each financial period with a view to ensuring such financial statements give a true and fair view of the state of affairs of the Group and of the results and cash flow for that period. The Company's financial statements are prepared in accordance with all relevant statutory requirements and applicable accounting standards. The Directors are responsible for ensuring that appropriate accounting policies are selected and applied consistently; and that judgments and estimates made are prudent and reasonable.

The reporting responsibilities of KPMG, the Company's auditors, are set out in the Auditors' Report on page 27 of this Annual Report.

Auditors' Remuneration

Total auditors' remuneration in relation to statutory audit work of the Group amounted to HK$1,779,000 (2004: HK$1,345,000), of which a sum of HK$1,521,000 was paid to the Group's principal auditor, KPMG.

The remuneration paid to the Group's principal auditor, KPMG, and its affiliated firms, for services rendered is broken down below:

	2005 **HK$**	2004 HK$
Statutory audit	**1,521,000**	1,189,000
Non-audit services	**628,000**	128,000
Total	**2,149,000**	1,317,000

Internal Control

To maintain sound and effective internal controls to safeguard shareholders' investment and the Company's assets, the Directors conducted a review of the effectiveness of the Company's system of internal control in 2005. The review covered financial, operational and compliance controls and risk management functions. To further strengthen its control system, the Company has established an Internal Audit Department, before the issue date of the 2005 Annual Report to perform independent evaluations and reporting of the adequacy and effectiveness of the Company's controls, information system and operations.

Business Improvement Team Meeting

Business Improvement Team (BIT) Meeting is held once a month for the discussion about how to improve the Company's business and how to manage operational and business risks. The meetings are chaired by the Chief Executive Officer. In the meetings, department heads review the performance of their corresponding departments, alert the management about operational issues, receive comments on how to improve the performance and report the progress or results of improvement measures initiated in previous BIT meetings. Directors attend these meetings from time to time.

Communication with Shareholders

The Company attaches great importance to communicate with shareholders and a number of means, including regular group meetings and plant tours, are used to promote greater understanding and dialogue with the investment community. The Company holds press conferences to announce its annual and interim results. Key executives maintain regular dialogue with institutional investors and analysts to keep them abreast of the Company's development.

The Group's website www.varitronix.com contains an "investor and media relations" section which offers timely access to the Company's press releases, financial reports and major announcements.

The Annual General Meeting is an important opportunity for communicating with shareholders. The Company's co-Chairmen, Executive Directors, Chairman of Audit Committee and Independent Non-executive Directors are available at the Annual General Meeting to answer questions from shareholders.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules. Following specific enquiry by the Company, all Directors confirmed that they have complied with the required standards as set out in the Model Code throughout the year under review.

Report of the Directors

The directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2005.

Principal Place of Business

Varitronix International Limited ("the Company") is a company incorporated in Bermuda and has its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and principal place of business at 9th Floor, Liven House, 61-63 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

Principal Activities

The principal activity of the Company is investment holding. The principal activities of the Group are the design, manufacture and sale of liquid crystal displays and related products.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 27 on the financial statements.

Subsidiaries

Particulars of the Company's subsidiaries at 31 December 2005 are set out in note 15 on the financial statements.

Financial Statements

The loss of the Group for the year ended 31 December 2005 and the state of the Company's and the Group's affairs at that date are set out in the financial statements on pages 28 to 68.

Dividends

An interim dividend of 10.0 cents per share was paid on 10 November 2005 (2004: interim dividend 10.0 cents per share). The directors now recommend the payment of a final dividend of 28.0 cents per share (2004: 28.0 cents per share).

Share Capital

Details of the movements in share capital of the Company during the year are set out in note 26 on the financial statements. Shares were issued on exercise of share options and as a result of scrip dividends.

Charitable Donations

Charitable donations made by the Group during the year amounted to HK$196,377 (2004: HK$48,734).

Fixed Assets

Movements in fixed assets during the year are set out in note 12 on the financial statements.

Reserves

Details of movements in reserves of the Group and the Company during the year are set out in note 26 on the financial statements.

Directors

The Directors during the financial year and up to the date of this report were:

Executive Directors:

Dr Chang Chu Cheng, *Chairman*	
Johnson Ko Chun Shun, *Chairman*	(appointed on 15 June 2005)
Tony Tsoi Tong Hoo	
Cecil Ho Te Hwai	
Dr Yan Sze Kwan	(resigned on 30 August 2005)
Chung Shun Ming	(resigned on 30 August 2005)
Kwok Siu Kwan	(resigned on 30 August 2005)

Independent Non-executive Directors:

Professor Charles Kao Kuen	(resigned on 21 July 2005)
Anthony Lui Chi Shing	(resigned on 21 July 2005)
Dr William Lo Wing Yan	
Yuen Kin	
Hou Ziqiang	

In accordance with the Bye-laws of the Company, Dr Chang Chu Cheng, Johnson Ko Chun Shun and Dr William Lo Wing Yan shall retire from office by rotation and are eligible for re-election at the forthcoming annual general meeting.

Directors' Interests in Shares

The Directors of the Company who held office at 31 December 2005 had the following interests in the shares of the Company and its subsidiaries (within the meaning of the Securities and Futures Ordinance ("SFO")) at that date as recorded in the register of directors' and chief executives' interests and share positions required to be kept under Section 352 of the SFO:

(a) Interests in the Company

	Shares of HK$0.25 each			
	Personal interests	Corporate interests	Total	% of the issued share capital
Dr Chang Chu Cheng	22,598	6,203,716 *(note (a))*	6,226,314	1.93
Mr Johnson Ko Chun Shun	–	42,912,000 *(note (b))*	42,912,000	13.31

Notes:

(a) A family trust of Dr Chang Chu Cheng and his wife, Madam Iling Sieh, was the beneficial owner of the issued share capital of Colville Group Limited which held 6,203,716 shares of the Company.

(b) Rockstead Technology Limited and Omnicorp Limited, both wholly-owned by Mr Johnson Ko Chun Shun, held 32,212,000 shares and 10,700,000 shares of the Company respectively.

(b) Interests in subsidiaries

	Non-voting deferred shares of HK$1,000 each in Varitronix Limited	Non-voting deferred shares of HK$100 each in Polysources Properties Limited
Dr Chang Chu Cheng	960	78

Notes:

(a) Dr Chang Chu Cheng held the above non-voting deferred shares as beneficial owner.

(b) Dr Chang Chu Cheng was also interested in 4 non-voting deferred shares in Polysources Properties Limited which were held by a non-voting deferred shareholder of Polysources Properties Limited in trust for all non-voting deferred shareholders of Polysources Properties Limited.

Directors' Service Contracts

Dr Chang Chu Cheng and Messrs Johnson Ko Chun Shun, Tony Tsoi Tong Hoo and Cecil Ho Te Hwai have entered into management agreements with the Company which may be terminated by either party to the agreements at three months' notice.

Non-executive Directors are appointed for a period up to 31 December 2006 or such other date as agreed by the Non-executive Directors and the Company.

No Director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

Directors' Interests in Contracts

Apart from the foregoing, no contract of significance to which the Company, or any of its subsidiaries was a party, in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Share Option Schemes

The Company had a Share Option Scheme for the employees of the Group which was adopted on 6 June 1991, subsequently amended on 8 June 1999 and expired on 5 June 2001. A second Share Option Scheme of the Company was adopted on 22 June 2001 and terminated on 12 May 2003.

A third Share Option Scheme of the Company was adopted on 12 May 2003 as an incentive to the Group's employees and business associates. This Scheme shall be valid and effective for a period of ten years ending on 11 May 2013, after which no further options will be granted. The maximum number of shares in respect of which options may be granted under the third Share Option Scheme and any other Share Option Schemes of the Company may not exceed 10 percent of the issued share capital of the Company at the date of approval of the third Share Option Scheme. The maximum entitlement of each participant in the total number of shares issued and to be issued upon exercise of options granted under the third Share Option Scheme and any other Share Option Scheme of the Company in any 12-month period shall not exceed 1% of the total number of shares in issue.

The total number of shares available for issue under the Share Option Schemes at 31 December 2005 represents 6.59% (2004: 5.71%) of the issued share capital of the Company at that date. Further details of the Share Option Schemes are set out in note 25 on the financial statements.

	Date granted	Number of options at 1 January 2005	Granted during the year	Options cancelled during the year	Options exercised during the year	Number of options at 31 December 2005	Exercisable period	Price per share to be paid on exercise of option HK$	Market value per share at date of grant of options HK$	*Weighted* average market value per share on exercise of options HK$
Directors										
Chang Chu Cheng	30 October 2002	1,000,000	–	–	–	1,000,000	31 October 2002 to 30 October 2012	4.605	4.35	N/A
	21 December 2004	300,000	–	–	–	300,000	21 December 2004 to 20 December 2014	7.450	7.45	N/A
	19 December 2005	–	3,000,000	–	–	3,000,000	19 December 2005 to 18 December 2015	5.73	5.65	N/A
Johnson Ko Chun Shun	19 December 2005	–	3,000,000	–	–	3,000,000	19 December 2005 to 18 December 2015	5.73	5.65	N/A
Tony Tsoi Tong Hoo	22 July 2005	–	3,000,000	–	–	3,000,000	22 July 2005 to 21 July 2015	6.60	6.55	N/A
Cecil Ho Te Hwai	19 December 2005	–	3,000,000	–	–	3,000,000	19 December 2005 to 18 December 2015	5.73	5.65	N/A
Yan Sze Kwan (resigned on 30 August 2005)	30 October 2002	1,000,000	–	–	–	1,000,000	31 October 2002 to 30 October 2012	4.605	4.35	N/A
	21 December 2004	3,000,000	–	–	–	3,000,000	21 December 2004 to 20 December 2014	7.45	7.45	N/A
Chun Shun Ming (resigned on 30 August 2005)	30 October 2002	1,000,000	–	–	(1,000,000)	–	31 October 2002 to 30 October 2012	4.605	4.35	5.90
	21 December 2004	3,000,000	–	(3,000,000)	–	–	21 December 2004 to 20 December 2014	7.45	7.45	N/A
Kwok Siu Kwan (resigned on 30 August 2005)	9 June 1999	150,000	–	(150,000)	–	–	9 July 1999 to 8 July 2009	10.90	15.00	N/A
	30 October 2002	1,000,000	–	–	(1,000,000)	–	31 October 2002 to 30 October 2012	4.605	4.35	5.90
	21 December 2004	3,000,000	–	(3,000,000)	–	–	21 December 2004 to 20 December 2014	7.45	7.45	N/A
Employees	9 June 1999	430,250	–	(72,500)	–	357,750	9 July 1999 to 8 July 2009	10.90	15.00	N/A
	1 June 2000	688,000	–	(119,000)	–	569,000	1 July 2000 to 30 June 2010	11.30	13.40	N/A
	30 August 2001	265,000	–	(6,000)	(119,000)	140,000	30 August 2001 to 29 August 2011	3.06	3.68	8.46
	13 September 2002	199,000	–	–	(45,500)	153,500	13 September 2002 to 12 September 2012	3.905	3.85	7.05
	6 October 2003	433,000	–	(76,500)	(55,000)	301,500	6 October 2003 to 5 October 2013	7.35	7.35	8.28
	20 December 2004	2,596,000	–	(131,000)	(36,500)	2,428,500	20 December 2004 to 19 December 2014	7.50	7.50	8.17
		18,061,250	12,000,000	(6,555,000)	(2,256,000)	21,250,250				

Apart from the foregoing, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial Interests in the Share Capital of the Company

The register of interests in shares and short positions maintained under Section 336 of the SFO Ordinance shows that at 31 December 2005, other than the interests disclosed above in respect of Mr Johnson Ko Chun Shun and Rockstead Technology Limited, the following individual company had an interest of 5% or more in the issued share capital of the Company:

Name of shareholder	Capacity	Number of shares	% of the issued share capital
Mr Cheah Cheng Hye	Interest of a controlled corporation *(note)*	22,467,974	6.97
Value Partners Limited	Beneficial owner *(note)*	22,467,974	6.97

Note:
Mr Cheah Cheng Hye was deemed (by virtue of the SFO) to be interested in 22,467,974 shares. These shares were held by Value Partners Limited, which was owned as to 32.77% by Mr Cheah Cheng Hye.

Save as stated above, no other person is recorded in the register of substantial shareholders maintained under Section 336 of the SFO Ordinance as having an interest of 5% or more in the issued share capital of the Company as at 31 December 2005.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's Bye-laws and the law in Bermuda.

Bank Loans, Overdrafts and Other Borrowings

Particulars of bank loans, overdrafts and other borrowings of the Group at 31 December 2005 are set out in notes 21 and 23 on the financial statements.

Properties

Particulars of the properties held by the Group are shown on pages 71 and 72 of the annual report.

Five Year Summary

A summary of the results and the assets and liabilities of the Group for the last five financial years is set out on pages 69 and 70 of the annual report.

Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company as at the date of this annual report, the Company has maintained the prescribed public float under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

Major Customers and Suppliers

Revenue attributable to the five largest customers of the Group accounted for less than 50% of the total income of the Group for the year.

Purchases attributable to the five largest suppliers of the Group accounted for less than 29% of the value of the Group's total purchases for the year. At no time during the year have the Directors or any Shareholder of the Company (which to the knowledge of the Directors own more than 5% of the Company's issued share capital) had any interest in these major customers and suppliers.

Connected Transactions

(1) On 8 November 2005, Varitronix Marketing (China) Limited ("Varitronix Marketing"), an indirect wholly-owned subsidiary of the Company, entered into an agreement with Tsinghua Holdings Corporation Limited ("Tsinghua Holdings"). Pursuant to the agreement, Varitronix Marketing conditionally agreed to acquire and Tsinghua Holdings conditionally agreed to sell its 49% equity interest in Varitronix Pengyuan Limited ("Varitronix Pengyuan"), a sino-foreign equity joint venture enterprise which was owned as to 51% by Varitronix Marketing and as to 49% by Tsinghua Holdings, at a total cash consideration of RMB40 million (equivalent to approximately HK$38.5 million). Tsinghua Holdings is a connected person of the Company under the Listing Rules.

On the same day, the Company and Varitronix Marketing entered into an agreement with Harvest King Corporation Limited ("Harvest King"). Pursuant to the agreement, the Company conditionally agreed to transfer, through Varitronix (B.V.I.) Limited ("Varitronix BVI"), a wholly-owned subsidiary of the Company, to Harvest King 10% of the issued share capital of Great Boom Developments Limited ("Great Boom"), a wholly-owned subsidiary of Varitronix BVI, and in exchange Harvest King conditionally agreed to transfer its entire 20% equity interest in Beijing Varitronix Pengyuan Electronics Limited ("BVPEL"), a sino-foreign equity joint venture enterprise which was owned as to 42% by Varitronix Pengyuan, 38% by Varitronix Marketing and 20% by Harvest King to Varitronix Marketing. Harvest King is a connected person of the Company under the Listing Rules.

The Group has experienced strong competition in the mobile phone market in China. By eliminating all minority interests in Varitronix Pengyuan and BVPEL, the Group shall have greater flexibility in operating and the provision of financing to these subsidiaries.

(2) Pursuant to a supplemental note entered into by the issuer, being an indirect wholly-owned subsidiary of the Company, and the holders of the convertible notes ("Noteholders") on 25 January 2006, the convertible notes were redeemed at 85% of their face value (HK$26,520,000) on 27 January 2006. One of the Noteholders is the brother-in-law of an Executive Director of the Company. The other Noteholder is a director of an indirect wholly-owned subsidiary of the Company. The Noteholders are therefore connected persons of the Company under the Listing Rules. The Directors expect that, in addition to the saving of HK$4,680,000 representing 15% of the aggregate outstanding principal of the convertible notes, the early repayment of the convertible notes will reduce net interest expense of the Group as the interest receivable from the bank is expected to be lower than the interest that would have been payable under the convertible notes. Details of the convertible notes are set out in note 23 on the financial statements.

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2005.

Confirmation of Independence

The Company has received from each of the Independent Non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers all the Independent Non-executive Directors to be independent.

Auditors

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming annual general meeting.

By order of the board
Tony Tsoi Tong Hoo
Director

Report of the Auditors

Auditors' report to the shareholders of Varitronix International Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 28 to 68 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 10 April 2006

Consolidated Income Statement

for the year ended 31 December 2005
(Expressed in Hong Kong dollars)

	Note	2005 $'000	2004 (restated) $'000
Turnover	3	1,979,807	2,006,331
Other revenue	4	20,658	17,560
Other net income	4	12,466	19,221
Change in inventories of finished goods and work in progress		(9,620)	41,595
Raw material and consumables used		(1,299,205)	(1,287,961)
Staff costs		(244,896)	(246,665)
Depreciation		(73,894)	(83,580)
Impairment loss on fixed assets	12	(81,035)	–
Impairment loss on intangible assets	13	(25,428)	–
Impairment loss on goodwill	14	(28,340)	–
Impairment loss on available-for-sale securities	16	(175,775)	–
Other operating expenses		(241,268)	(217,332)
(Loss) / profit from operations		(166,530)	249,169
Finance costs	5(a)	(6,785)	(5,245)
(Loss) / profit before taxation	5	(173,315)	243,924
Income tax	8(a)	(31,004)	(28,102)
(Loss) / profit for the year		(204,319)	215,822
Attributable to:			
Equity shareholders of the Company		(178,976)	192,712
Minority interests		(25,343)	23,110
(Loss) / profit for the year	9	(204,319)	215,822
Dividends payable to equity shareholders of the Company attributable to the year:	10		
Interim dividend declared during the year		32,120	31,462
Final dividend proposed after the balance sheet date		90,290	88,604
		122,410	120,066
(Loss)/earnings per share			
Basic	11(a)	(56) cents	62 cents
Diluted	11(b)	(56) cents	61 cents

The notes on pages 35 to 68 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2005
(Expressed in Hong Kong dollars)

	Note	2005		2004 (restated)	
		$'000	$'000	$'000	$'000
Non-current assets					
Fixed assets	12				
– Investment properties			10,612		–
– Other property, plant and equipment			339,402		377,555
– Interest in leasehold land held for own use			19,633		34,522
			369,647		412,077
Intangible assets	13		–		27,050
Goodwill	14		–		28,340
Other financial assets	16		185,325		60,489
Deferred tax assets	24(b)		8,725		1,423
			563,697		529,379
Current assets					
Trading securities	17	193,265		90,586	
Inventories	18	233,637		312,415	
Trade and other receivables	19	411,426		539,604	
Current taxation recoverable	24(a)	2,483		1,667	
Cash and cash equivalents	20	415,845		669,406	
		1,256,656		1,613,678	
Current liabilities					
Bank loans and overdrafts	21	98,549		98,750	
Trade and other payables	22	337,225		378,477	
Current taxation payable	24(a)	23,376		14,108	
Dividend payable to minority shareholder		6,784		6,784	
		465,934		498,119	
Net current assets			790,722		1,115,559
Total assets less current liabilities			1,354,419		1,644,938
Non-current liabilities					
Convertible notes	23	30,109		31,200	
Deferred tax liabilities	24(b)	1,373		6,800	
			31,482		38,000
NET ASSETS			1,322,937		1,606,938

The notes on pages 35 to 68 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2005
(Expressed in Hong Kong dollars)

	Note	2005		2004 (restated)	
		$'000	$'000	$'000	$'000
CAPITAL AND RESERVES					
Share capital	26		80,614		79,059
Reserves			1,208,531		1,471,971
Total equity attributable to equity shareholders *of the Company*	26		1,289,145		1,551,030
Minority interests	26		33,792		55,908
TOTAL EQUITY			1,322,937		1,606,938

Approved and authorised for issue by the board of directors on 10 April 2006

Tony Tsoi Tong Hoo
Director

Johnson Ko Chun Shun
Director

The notes on pages 35 to 68 form part of these financial statements.

Balance Sheet

At 31 December 2005
(Expressed in Hong Kong dollars)

		2005		2004	
	Note	$'000	$'000	$'000	$'000
Non-current assets					
Interest in subsidiaries	15		954,868		960,670
Current assets					
Trade and other receivables		218		218	
Cash and cash equivalents	20	316		419	
		534		637	
Current liabilities					
Trade and other payables		8,116		16,094	
Net current liabilities			(7,582)		(15,457)
NET ASSETS			947,286		945,213
CAPITAL AND RESERVES					
Share capital	26		80,614		79,059
Reserves	26		866,672		866,154
TOTAL EQUITY			947,286		945,213

Approved and authorised for issue by the board of directors on 10 April 2006

Tony Tsoi Tong Hoo
Director

Johnson Ko Chun Shun
Director

The notes on pages 35 to 68 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005
(Expressed in Hong Kong dollars)

	Note	2005		2004 (restated)	
		$'000	$'000	$'000	$'000
Total equity at 1 January:					
As previously reported:					
– attributable to equity shareholders of the Company	26(a)	1,551,030		1,427,218	
– minority interests	26(a)	55,908		39,381	
		1,606,938		1,466,599	
Opening balance adjustment arising from change in accounting policy under HKAS 39	26(a)	1,281		–	
At 1 January, after opening balance adjustment	26(a)		1,608,219		1,466,599
Net income for the year recognised directly in equity:					
Changes in fair value of available-for-sale securities	26(a)	(16,863)		2,685	
Exchange differences on translation of financial statements of overseas subsidiaries		7,518		4,205	
Net expense and income for the year recognised directly in equity (2004: as restated)			(9,345)		6,890
Transfer to profit or loss on disposal of available-for-sale securities	26(a)	(70)		188	
Net (loss) / profit for the year	26(a)	(204,319)		215,822	
			(204,389)		216,010
Total recognised income and expense for the year (2004: as restated)			(213,734)		222,900
Attributable to:					
Equity shareholders of the Company		(188,798)		199,589	
Minority interests		(24,936)		23,311	
		(213,734)		222,900	
Movements in equity arising from capital transactions					
Shares issued		1,555		1,485	
Share premium arising issue of shares	26(a)	33,431		41,103	
Equity settled share-based transactions	26(a)	11,373		–	
Capital contribution by minority interests	26(a)	2,820		–	
			49,179		42,588
Dividend payable to minority interests			–		(6,784)
Dividends declared or approved during the year			(120,727)		(118,365)
Total equity at 31 December			1,322,937		1,606,938

The notes on pages 35 to 68 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2005
(Expressed in Hong Kong dollars)

	Note	2005 $'000	2004 $'000
Operating activities			
(Loss) / profit before taxation		(173,315)	243,924
Adjustments for:			
– Depreciation		73,894	83,580
– Amortisation of intangible assets		1,622	1,622
– Amortisation of goodwill		–	1,682
– Impairment loss on goodwill		28,340	–
– Impairment loss on intangible assets		25,428	–
– Impairment loss on fixed assets		81,035	–
– Impairment loss on available-for-sale securities		175,775	–
– Finance costs		6,785	5,245
– Dividend income from listed equity securities		(425)	(541)
– Interest income		(16,457)	(11,406)
– Transfer from equity on disposal of available-for-sale securities (2004: realised losses on disposal of other non-trading securities)		(70)	188
– Profit on disposals of fixed assets		(6,573)	(1,602)
– Profit on disposal of associate		–	(4,858)
– Equity-settled share-based payment expenses		11,373	–
– Foreign exchange loss		8,218	1,501
Operating profit before changes in working capital		215,630	319,335
(Increase)/decrease in trading securities		(102,679)	8,054
Decrease/(increase) in inventories		78,778	(75,176)
Decrease/(increase) in trade and other receivables		128,178	(249,860)
(Decrease)/increase in trade and other payables		(41,252)	147,041
Cash generated from operations		278,655	149,394
Tax paid			
– Hong Kong Profits Tax paid		(28,743)	(6,744)
– Overseas tax paid		(6,538)	(9,518)
Net cash from operating activities		243,374	133,132

The notes on pages 35 to 68 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2005
(Expressed in Hong Kong dollars)

	Note	2005 $'000	2004 $'000
Investing activities			
Proceeds from disposal of fixed assets		11,023	4,815
Payment for purchase of fixed assets		(115,162)	(83,843)
Proceeds from disposal of associate		–	9,348
Proceeds from disposal of available-for-sale securities (2004: non-trading securities)		3,955	206,895
Payment for purchase of available-for-sale securities (2004: non-trading securities)		(321,429)	(93,089)
Dividends income		425	541
Interest income		16,457	12,734
Net cash (used in)/from investing activities		(404,731)	57,401
Financing activities			
New bank loans		139,337	46,367
Repayment of bank loans		(139,526)	(19,653)
Capital contribution by minority interest shareholder		2,820	–
Interest paid		(6,595)	(5,245)
Proceeds on issue of shares		10,430	809
Dividends paid		(96,171)	(76,586)
Dividend paid to minority shareholders		–	(4,056)
Net cash used in financing activities		(89,705)	(58,364)
Net (decrease) / increase in cash and cash equivalents		(251,062)	132,169
Cash and cash equivalents at 1 January		669,394	534,884
Effect of foreign exchange rates changes		(2,487)	2,341
Cash and cash equivalents at 31 December	20	415,845	669,394

Note to the Consolidated Cash Flow Statement

(a) Major non cash transactions

During the year shares were issued as a result of scrip dividends.

1. Significant accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 2.

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as the "Group").

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as other financial assets; and
- trading securities.

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year relating to fixed assets, intangible assets, goodwill and available-for-sale securities have been discussed in notes 12, 13, 14 and 16.

(c) Interest in subsidiaries and controlled entities

A subsidiary is an enterprise controlled by the Company. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern their financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

1. Significant accounting policies (Continued)

(c) Interest in subsidiaries and controlled entities (Continued)

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(h)), unless the investment is classified as held for sale, in which case it is stated at the lower of its carrying amount and fair value less costs to sell. An investment in a subsidiary is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the investment is available for sale in its present condition.

(d) Goodwill

Goodwill represents the excess of the cost of a business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less any accumulated impairment losses (see note 1(h)). Goodwill is allocated to cash-generating units and is tested annually for impairment.

Any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognised immediately in profit or loss.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(e) Investment properties and other property, plant and equipment

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 1(g)) to earn rental income, or for capital appreciation or for a currently undetermined future use.

Both investment properties and other items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation/amortisation and impairment losses (see note 1(h)).

When the Group holds a property interest held under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Lease payments are accounted for as described in note 1(g).

Leasehold land held under operating leases is stated in the balance sheet at cost less accumulated amortisation (see note 1(g)) and impairment losses (see note 1(h)).

Depreciation is calculated to write off the cost of items of investment properties and property, plant and equipment, using the straight line method over their estimated useful lives as follows:

– Investment properties	33 years
– Buildings	40 years
– Plant and machinery	2 to 7 years
– Tools and equipment	2 to 5 years
– Others	2 to 5 years

The useful life of an asset is reviewed annually.

Gains or losses arising from the retirement or disposal of an investment property or an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss on the date of retirement or disposal.

1. Significant accounting policies (Continued)

(f) Intangible assets (other than goodwill)

Intangible assets are stated at cost less accumulated amortisation and impairment losses (see note 1(h)).

Costs incurred in connection with the acquisition of patent rights are amortised on a straight-line basis over their estimated economic lives of between ten and twenty years.

(g) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term.

(h) Impairment of assets

(i) Impairment of investments in debt and equity securities and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

- For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

- For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

- For available-for-sale securities, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

  Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- investments in subsidiaries;

- fixed assets;

- intangible assets; and

- goodwill.

1. Significant accounting policies (Continued)

(h) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

– Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(i) Other investments in debt and equity securities

The Group's policies for investments in debt and equity securities, other than investments in subsidiaries, are as follows:

Investments in securities held for trading are classified as current assets and are initially stated at fair value. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss.

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 1(h)).

Other investments in securities are classified as available-for-sale securities and are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except for impairment losses (see note 1(h)) and, in the case of monetary items such as debt securities, foreign exchange gains and losses which are recognised directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(j) Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

1. Significant accounting policies (Continued)

(k) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 1(h)).

(l) Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(m) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the first-in first-out method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(n) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(o) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Revenue arising from the sale of goods is recognised on delivery of goods to customers which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added or other sales taxes and is after deduction of returns and any trade discounts.

(ii) Interest income from bank deposits and debt securities is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(iii) Income from other securities is recognised when the Group's right to receive such income is established.

(iv) Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable.

(p) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plan

Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Contributions to defined contribution plans and Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognised in profit or loss as incurred.

1. Significant accounting policies (Continued)

(p) Employee benefits (Continued)

(ii) Share based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(q) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(r) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from differences which arise on initial recognition of assets and liabilities, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised are recognised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

1. Significant accounting policies (Continued)

(r) Income tax (Continued)

(iii) (Continued)

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the company or the group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the company or the group intends either to settle on a net basis, or to realised the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and abilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(s) Convertible notes

Convertible notes that can be converted to share capital at the opinion of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. At initial recognition the liability component of the convertible notes is calculated as the present value of the future interest and principal payments, discounted at the market value of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the note is converted or redeemed.

If the note is converted, the capital reserve, together with the carrying value of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the note is redeemed, the capital reserve is released directly to retained profits.

(t) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses on foreign exchange are recognised in profit or loss, except those arising from foreign currency borrowings used to hedge a net investment in a foreign operation which are recognised directly in equity.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1 January 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1 January 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

1. Significant accounting policies (Continued)

(u) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(v) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

2. Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 2005.

The accounting policies of the Group and/or the Company after the adoption of these new and revised HKFRSs have been summarised in note 1. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 33).

(a) Employee share option scheme (HKFRS 2, Share-based payment)

In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable.

With effect from 1 January 2005, in order to comply with HKFRS 2, the Group has adopted a new policy for employee share options. Under the new policy, the Group recognises the fair value of such options as an expense with a corresponding increase recognised in a capital reserve within the equity. Further details of the new policy are set out in note 1(p(ii)).

The Group has taken advantage of the transitional provisions set out in HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:

(i) all share options granted to employees on or before 7 November 2002; and

(ii) all share options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

2. Changes in accounting policies (Continued)

(a) Employee share option scheme (HKFRS 2, Share-based payment) (Continued)

All the options granted by the Company before 1 January 2005 fall within the above two categories. This change in accounting policy has no impact on the results of the Group for the year ended 31 December 2004. For the new options granted in 2005, the new accounting policy was applied and it resulted in an increase in the Group's loss after tax for the year ended 31 December 2005 of $11,373,000. Details of the employee share option scheme are set out in note 25.

(b) Amortisation of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)

In prior periods, positive goodwill was amortised on a straight line basis over its useful life and was subject to impairment testing when there were indications of impairment.

With effect from 1 January 2005, in accordance with HKFRS 3 and HKAS 36, the Group has changed its accounting policy relating to goodwill. Under the new policy, the Group no longer amortises positive goodwill but tests it at least annually for impairment further details of the new policy are set out in note 1(d).

The new policy in respect of amortisation of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1 January 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the income statement for the year ended 31 December 2005. As a result of the impairment charge made in 2005, the change in policy has not impacted the Group's loss after tax for the year ended 31 December 2005.

(c) Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)

With effect from 1 January 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments to those as set out in notes 1(i), (j) and (s). Further details of the changes are as follows.

(i) Investments in securities

In prior years, investments held on a continuing basis for an identifiable long-term purpose were classified as non-trading securities carried at fair vale and changes in fair values are dealt with as movements in the investment revaluation reserve. Trading securities were stated at fair value with changes in fair value recognised in profit or loss.

With effect from 1 January 2005, and in accordance with HKAS 39, all investments, with the exception of securities held for trading purposes, dated debt securities being held to maturity and certain unquoted equity investments, are classified as available-for-sale securities and carried at fair value. Changes in the fair value of available-for-sale securities are recognised in equity, unless there is objective evidence that an individual investment has been impaired. Further details of the new policies are set out in note 1(i).

(ii) Convertible notes

In prior years, convertible notes issued were stated at cost.

With effect from 1 January 2005, and in accordance with HKAS 32 and HKAS 39, convertible notes issued are split into their liability and equity components at initial recognition. The liability component is subsequently carried at amortised cost. The equity component is recognised in the capital reserve until the note is either converted (in which case it is transferred to share premium) or the note is redeemed (in which case it is released directly to retained profits). Further details of the new policies are set out in note 1(s).

(iii) Description of transitional provisions and effect of adjustments

The change in accounting policy relating to accounting for investments in debt and equity securities was adopted by way of re-designation of the investment securities with a fair value of $60,489,000 at 31 December 2004 as available-for-sale securities at 1 January 2005.

In respect of convertible notes, an opening balance sheet adjustment was made to capital reserve and retained profits as at 1 January 2005 as disclosed in note 26(a). As a result of this change in policy, the Group's loss for the year and net assets at 31 December 2005 have increased by $190,000 and $1,096,000 respectively. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

2. Changes in accounting policies (Continued)

(d) Changes in presentation

Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as a deduction before arriving at net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to equity shareholders of the Company.

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented on the face of the consolidated income statement as an allocation of the total profit and loss for the year between the minority interests and the equity shareholders of the Company. Further details of the new policy are set out in note 1(c). These changes in presentation have been applied retrospectively with comparatives restated.

As a result of these changes in presentation, the Group's loss for the year and net assets at 31 December 2005 have increased by $25,343,000 (profit for year 2004: increased by $23,110,000) and $33,792,000 (2004: $55,908,000) respectively.

(e) Definition of related parties (HKAS 24, Related party disclosures)

As a result of the adoption of HKAS 24, Related party disclosures, the definition of related parties as disclosed in note 32 has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had SSAP 20, Related party disclosures, still been in effect.

3. Turnover

The principal activity of the Company is investment holding. The principal activities of the Group are the design, manufacture and sale of liquid crystal displays and related products.

Turnover represents the invoiced value of goods supplied to customers by the Group less returns and discounts.

4. Income

	2005 $'000	2004 $'000
Other revenue		
Dividend income from listed equity securities	**425**	541
Interest income from listed debt securities	**2,367**	3,857
Interest income from unlisted debt securities	**1,119**	1,512
Interest income from unlisted investment funds	**545**	184
Other interest income	**12,426**	5,853
Rental income under operating leases	**367**	3,193
Other income	**3,409**	2,420
	20,658	17,560
Other net income		
Profit on disposal of fixed assets	**6,573**	1,602
Profit on disposal of associate	**–**	4,858
Transfer from equity on disposal of available-for-sale securities (2004: realised losses on disposal of other non-trading securities)	**70**	(188)
Realised and unrealised gains on trading securities	**12,708**	1,782
Exchange (loss)/gain	**(6,885)**	11,167
	[illegible]	[illegible]

5. (Loss)/profit before taxation

(Loss)/profit before taxation is arrived at after charging:

	2005 $'000	2004 $'000
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within five years	4,723	3,373
Interest on convertible notes	1,872	1,872
Amortisation of convertible notes	190	–
	6,785	5,245
(b) Other items:		
Amortisation of intangible assets	1,622	1,622
Cost of inventories	1,478,600	1,460,869
Auditors' remuneration – audit services	2,005	1,426
Research and development costs	21,335	26,141
Rental charges under operating leases	3,122	3,034
Contributions to defined contribution retirement plan	6,452	6,993
Other retirement scheme costs	1,437	1,734
(c) Impairment losses:		
Trade and other receivables	6,420	8,483

6. Directors' remuneration

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

Year ended 31 December 2004	Directors' fees $'000	Salaries, allowances and benefits in kind $'000	Discretionary bonuses $'000	Retirement scheme contributions $'000	Total $'000
Executive Directors					
Dr Chang Chu Cheng	–	1,904	4,768	6	6,678
Chung Shun Ming	–	1,440	3,277	66	4,783
Kwok Siu Kwan	–	1,440	3,315	72	4,827
Dr Yan Sze Kwan	–	1,440	3,600	72	5,112
Non-executive Directors					
James Lee Goon Nam	87	–	–	–	87
Professor Charles Kao Kuen	200	–	–	–	200
Anthony Lui Chi Shing	200	–	–	–	200
Dr William Lo Wing Yan	89	–	–	–	89
Total	576	6,224	14,960	216	21,976

6. Directors' remuneration (Continued)

Year ended 31 December 2005	Directors' fees $'000	Salaries, allowances and benefits in kind $'000	Discretionary bonuses $'000	Share-based payments $'000	Retirement scheme contributions $'000	Total $'000
Executive Directors						
Dr Chang Chu Cheng	–	2,054	1,460	2,886	12	6,412
Johnson Ko Chun Shun	–	1,400	1,460	2,886	50	5,796
Tony Tsoi Tong Hoo	–	1,916	1,460	2,714	80	6,170
Cecil Ho Te Hwai	–	209	400	2,886	9	3,504
Chung Shun Ming	–	960	–	–	48	1,008
Kwok Siu Kwan	–	960	–	–	48	1,008
Dr Yan Sze Kwan	–	960	–	–	48	1,008
Non-executive Directors						
Dr William Lo Wing Yan	200	–	–	–	–	200
Yuen Kin	161	–	–	–	–	161
Hou Ziqiang	161	–	–	–	–	161
Professor Charles Kao Kuen	110	–	–	–	–	110
Anthony Lui Chi Shing	110	–	–	–	–	110
Total	742	8,459	4,780	11,372	295	25,648

The above emoluments include the estimated value of share options granted to the directors under the company's share option scheme. The value of these share options is measured according to the Group's accounting policies for share-based payment transactions as set out in note 1(p). The details of these benefits in kind, including the principal terms and number of options granted, are disclosed under the paragraph "Share option Scheme" in the director's report and note 25.

7. Five highest paid individuals' remuneration

The five highest paid individuals in the Group includes four (2004: four) Directors, whose emoluments are disclosed in note 6, and one (2004: one) other whose emoluments are as follows:

	2005 $'000	2004 $'000
Salaries and allowances	**1,288**	1,301
Retirement scheme contributions	**246**	249
	1,534	1,550

8. Income tax in the consolidated income statement

(a) Taxation in the consolidated income statement represents:

	2005 $'000	2004 $'000
Current tax – Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax for the year	22,007	19,336
Under-provision in respect of prior years	13,503	3,857
	35,510	23,193
Current tax – Overseas		
Tax for the year	8,223	10,031
Deferred tax		
Reversal of temporary differences (note 24(b))	(12,729)	(5,122)
	31,004	28,102

The provision for Hong Kong Profits Tax for 2005 is calculated at 17.5% (2004: 17.5%) of the estimated assessable profits for the year. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

A subsidiary has received from the Hong Kong Inland Revenue Department ("IRD") additional assessments relating to prior years for taxation totalling $163 million (2004: $141 million). These additional assessments relate to a dispute over the deductibility of certain sub-contracting charges for tax assessment purposes. The directors of the subsidiary consider that there are grounds to contest the additional assessments and have indicated that they will pursue this case vigorously. The subsidiary has formally objected to the additional assessments and has purchased Tax Reserve Certificates totalling $54 million (2004: $45 million) pending the outcome of the objection. They are now in negotiation with the IRD and additional provision have been recorded during the year to bring the total amount recognised in relation to their potential liability to $89 million (2004: $61 million) based on the expected outcome on these discussions.

(b) Reconciliation between tax expense and accounting (loss)/profit at applicable tax rates:

	2005 $'000	2004 $'000
(Loss)/profit before tax	(173,315)	243,924
Notional tax on (loss)/profit before tax calculated at the rates applicable to profits in the countries concerned	15,743	40,162
Tax effect of non-deductible expenses	23,735	10,578
Tax effect of non-taxable revenue	(26,853)	(28,017)
Tax effect of unused tax losses not recognised	4,971	446
Under-provision in prior years	13,503	3,857
Others	(95)	1,076
Actual tax expense	31,004	28,102

9. (Loss)/profit attributable to equity shareholders of the Company

The consolidated (loss)/profit attributable to equity shareholders of the Company includes a profit of $76,441,000 (2004: $118,124,000) which has been dealt with in the financial statements of the Company.

10. Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2005 $'000	2004 $'000
Interim dividend declared and paid of 10.0 cents (2004: 10.0 cents) per share	**32,120**	31,462
Final dividend proposed after the balance sheet date of 28.0 cents (2004: 28.0 cents) per share	**90,290**	88,604
	122,410	120,066

The dividends attributable to the years ended 31 December 2004 and 2005 are scrip dividends with a cash option.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2005 $'000	2004 $'000
Special dividend in respect of the previous financial year, approved and paid during the year, of Nil cents (2004: 6.0 cents) per share	–	18,622
Final dividend in respect of the previous financial year, approved and paid during the year, of 28.0 cents (2004: 22.0 cents) per share	**88,607**	68,281
	88,607	86,903

In respect of the final dividend distribution declared and paid, a difference of $3,000 between the final dividend distribution proposed at year end and amount approved and paid during the year represents the additional dividend distribution to the holders of shares which were issued upon exercise of share options before the closing date of the register of members.

11. (Loss)/earnings per share

(a) Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the loss attributable to equity shareholders of $178,976,000 (2004: $192,712,000 profit) and the weighted average of 318,304,488 shares (2004: 312,459,056 shares) in issue during the year.

(b) Diluted (loss)/earnings per share

Diluted loss per share for the year ended 31 December 2005 is the same as the basic loss per share as the potential ordinary shares outstanding during the year ended 31 December 2005 were anti-dilative.

The calculation of diluted earnings per share for the year ended 31 December 2004 was based on the profit attributable to equity shareholders of the Company of $192,712,000 and the weighted average number of shares of 314,348,690 shares after adjusting for the effects of all dilutive potential shares.

(c) Weighted average number of share

	2004 Number of shares
Weighted average number of shares used in calculating basic earnings per share	312,459,056
Effect of deemed issue of shares for no consideration arising from the Company's share options scheme	1,889,634
Weighted average number of shares used in calculating diluted earnings per share	314,348,690

12. Fixed assets

	The Group						
	Land and buildings held for own use $'000	Plant, machinery, tools and equipment $'000	Others $'000	Sub-total $'000	Investment properties $'000	Interest in leasehold land held for own use under operating leases $'000	Total $'000
Cost:							
At 1 January 2004	283,474	514,375	200,595	998,444	–	40,445	1,038,889
Exchange adjustments	283	255	328	866	–	–	866
Additions	198	63,911	19,734	83,843	–	–	83,843
Transfer	1,771	416	(2,187)	–	–	–	–
Disposals	(3,248)	(904)	(54)	(4,206)	–	–	(4,206)
At 31 December 2004	282,478	578,053	218,416	1,078,947	–	40,445	1,119,392
At 1 January 2005	282,478	578,053	218,416	1,078,947	–	40,445	1,119,392
Exchange adjustments	486	1,285	272	2,043	–	127	2,170
Additions	3,039	99,452	12,671	115,162	–	–	115,162
Transfer	(21,296)	(6,894)	6,894	(21,296)	21,296	–	–
Disposals	(16)	(603)	(4,234)	(4,853)	–	(4,457)	(9,310)
At 31 December 2005	264,691	671,293	234,019	1,170,003	21,296	36,115	1,227,414
Accumulated amortisation and depreciation and impairment loss:							
At 1 January 2004	51,705	406,450	160,993	619,148	–	5,079	624,227
Exchange adjustments	75	224	200	499	–	2	501
Charge for the year	6,907	60,739	15,092	82,738	–	842	83,580
Transfer	26	36	(62)	–	–	–	–
Written back on disposals	(362)	(578)	(53)	(993)	–	–	(993)
At 31 December 2004	58,351	466,871	176,170	701,392	–	5,923	707,315
At 1 January 2005	58,351	466,871	176,170	701,392	–	5,923	707,315
Exchange adjustments	(56)	422	9	375	–	8	383
Charge for the year	6,378	48,095	18,225	72,698	446	750	73,894
Transfer	(10,238)	(4,823)	4,823	(10,238)	10,238	–	–
Impairment loss	63,240	7,443	–	70,683	–	10,352	81,035
Written back on disposals	(1)	(606)	(3,702)	(4,309)	–	(551)	(4,860)
At 31 December 2005	117,674	517,402	195,525	830,601	10,684	16,482	857,767
Net book value:							
At 31 December 2005	147,017	153,891	38,494	339,402	10,612	19,633	369,647
At 31 December 2004	224,127	111,182	42,246	377,555	–	34,522	412,077

(a) Other fixed assets comprise mainly leasehold improvements, furniture, fixtures, office equipment and motor vehicles.

(b) As a part of the Group's development strategy, the Group has decided to relocate the production operation in Malaysia to the Group's Shenzhen and Heyuan plants and the Hong Kong office premise in Tseung Kwan O to Kwun Tong. As a result, directors have assessed the recoverable amount of the related buildings and plant, machinery, tools and equipment and an impairment loss has been recognised as detailed above.

12. Fixed assets (Continued)

(c) The analysis of the net book value of properties is as follows:

	2005 $'000	2004 $'000
In Hong Kong		
– medium-term leases	**89,982**	140,469
Outside Hong Kong		
– freehold	**523**	537
– long-term leases	**26,127**	51,659
– medium-term leases	**50,887**	55,941
– no specified lease term	**9,743**	10,043
	87,280	118,180
	177,262	258,649

	2005 $'000	2004 $'000
Representing:		
Land and buildings held for own use	**147,017**	224,127
Investment properties	**10,612**	–
Interest in leasehold land held for own use under operating leases	**19,633**	34,522
	177,262	258,649

(d) Investment properties of the Group are stated at cost less accumulated depreciation.

(e) **Fixed assets leased out under operating leases**

The Group leases out investment properties under operating leases. The leases typically run for an initial period of one to two years, with an option to renew the lease after that date at which time all terms are renegotiated.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property. The fair value of the investment properties as at 31 December 2005, as determined by the directors of the Company by reference to recent market transactions in comparable properties, amounted to HK$19,208,000. Investment properties have not been valued by an independent valuer who holds a recognised and relevant professional qualification and has recent experience in the location and category of the investment properties being valued.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2005 $'000	2004 $'000
Within 1 year	**100**	187
After one year but within 5 years	–	100
	100	287

13. Intangible assets

	The Group Patent rights	
	2005	2004
	$'000	$'000
Cost:		
At 1 January and 31 December	30,845	30,845
Accumulated amortisation and impairment loss:		
At 1 January	(3,795)	(2,173)
Charge for the year	(1,622)	(1,622)
Impairment loss	(25,428)	–
At 31 December	(30,845)	(3,795)
Net book value:		
At 31 December	–	27,050

The amortisation charge for the year is included in "other operating expenses" in the consolidated income statement.

The above patent rights relate to business agreements to utilise certain technology in the production of displays. Following a change in business strategy on the use of this technology, the directors have reassessed the expected future cashflows to be generated and made a full impairment provision against the carrying amount at the year end.

14. Goodwill

	The Group	
	2005	2004
	$'000	$'000
Cost:		
At 1 January	33,640	33,640
Opening balance adjustment to eliminate accumulated amortisation	(5,300)	–
At 31 December	28,340	33,640
Accumulated amortisation and impairment loss:		
At 1 January	(5,300)	(3,618)
Amortisation for the year	–	(1,682)
Eliminated against cost at 1 January 2005	5,300	–
Impairment loss	(28,340)	–
At 31 December	(28,340)	(5,300)
Carrying amount:		
At 31 December	–	28,340

14. Goodwill (Continued)

In 2004, positive goodwill not already recognised directly in reserve was amortised on a straight-line basis over twenty years. The amortisation of positive goodwill for the year ended 31 December 2004 was included in "other operating expenses" in the consolidated income statement.

As explained further in note 2(b), with effect from 1 January 2005 the Group no longer amortises goodwill. In accordance with the transitional provisions set out in HKFRS 3, the accumulated amortisation of goodwill as at 1 January 2005 has been eliminated against the cost of goodwill as at that date.

Goodwill relates to the Group's production operation in Malaysia. As a part of the Group's development strategy, the Group has decided to relocate the Malaysia Operation to the Group's Shenzhen and Heyuan plants. As a result the directors have reassessed the recoverable amount of the related goodwill and an impairment loss has been recognised as detailed above.

15. Interest in subsidiaries

	The Company	
	2005 $'000	2004 $'000
Unlisted shares, at cost	**101,453**	101,453
Amounts due from subsidiaries	**853,415**	859,217
	954,868	960,670

All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements.

15. Interest in subsidiaries (Continued)

Details of these subsidiaries are as follows:

Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Proportion of ownership interest			Principal activities
			Group's effective interest	Held by the Company	Held by subsidiaries	
* Varitronix (B.V.I.) Limited	British Virgin Islands/ Hong Kong	18,480 ordinary shares of US$1 each	100%	100%	–	Investment holding
* Varintelligent (BVI) Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	100%	–	Holding and licensing of trademarks
Vogue Industries Limited	British Virgin Islands/ Hong Kong	100 ordinary shares of US$1 each	100%	100%	–	Investment holding
Varitronix Limited	Hong Kong	2 ordinary shares of $1,000 each 1,848 non-voting deferred ordinary shares of $1,000 each	100%	–	100%	Design, manufacture and sale of liquid crystal displays and related products
Varitronix (Malaysia) Sdn. Bhd.	Malaysia	38,000,000 Ordinary share of Myr$1 each	100%	–	100%	Design, manufacture and sale of liquid crystal displays and related products
#* Varitronix (Heyuan) Co. Ltd.	The People's Republic of China	Rmb78,910,000	90.1%	–	90.1%	Manufacture of liquid crystal displays and related products
#* Varitronix (Heyuan) Display Technology Limited	The People's Republic of China	Rmb192,919,473	100%	–	100%	Manufacture of liquid crystal displays and related products
* Varitronix Manufacturing (BVI) Limited	British Virgin Islands/The People's Republic of China	100 ordinary shares of US$1 each	100%	–	100%	Subcontract and operate production plant in the People's Republic of China
# Varitronix Pengyuan Limited	The People's Republic of China	Rmb8,000,000	51%	–	51%	Liquid crystal displays business
* Varitronix (Singapore) Pte Ltd.	Singapore	200,000 ordinary shares of SGD 1 each	100%	–	100%	Research development centre
* Varitronix (U.K.) Limited	United Kingdom	100 ordinary shares of £G10 each	100%	–	100%	Marketing and sales consultants

(Expressed in Hong Kong dollars)

15. Interest in subsidiaries (Continued)

			Proportion of ownership interest			
Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Group's effective interest	Held by the Company	Held by subsidiaries	Principal activities
* VL Electronics, Inc.	United States	5,000 common stock of US$10 each	100%	–	100%	Marketing and sales consultants
* Varitronix (Canada) Limited	Canada	100 ordinary shares of C$1 each	100%	–	100%	Marketing and sales consultants
* Varitronix Italia, s.r.l.	Italy	25,000 ordinary shares of €0.52 each	100%	–	100%	Marketing and sales consultants
* Varitronix GmbH	Germany	100,000 shares of €0.51 each	60%	–	60%	Marketing and sales consultants
Varitronix (France) SAS	France	2,500 ordinary shares of €15.25 each	100%	–	100%	Marketing and sales consultants
Link Score Investment Limited	Hong Kong	100 ordinary shares of $1 each	100%	–	100%	Property investment and investment holding
Polysources Properties Limited	Hong Kong	2 ordinary shares of $100 each 154 non-voting deferred ordinary shares of $100 each	100%	–	100%	Property investment
* Starel Trading Limited	Republic of Cyprus/United Kingdom	1,000 shares of Cyprus £G1 each	100%	–	100%	Property investment
* Quest Industries Limited	British Virgin Islands/The People's Republic of China	100 ordinary shares of US$1 each	100%	–	100%	Property investment
Cadac Electronic (M) Sdn. Bhd.	Malaysia	276,002 ordinary shares of Myr$1 each	100%	–	100%	Property investment
Varitronix Finance Limited	British Virgin Islands/ Hong Kong	100 ordinary shares of US$1 each	100%	–	100%	Provision of financial co-ordination services for group companies and holding of securities
Varitronix Investment Limited	British Virgin Islands/ Hong Kong	5,000 ordinary shares of US$1 each	100%	–	100%	Investment holding

15. Interest in subsidiaries (Continued)

Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by subsidiaries	Principal activities
* Varitronix Marketing Limited	British Virgin Islands/United Kingdom	1,000 shares of US$1 each	100%	–	100%	Investment holding
* Mcalpine Management Limited	British Virgin Islands/United Kingdom	1,000 shares of US$1 each	100%	–	100%	Investment holding
* Varitronix Marketing (China) Limited	British Virgin Island/The People's Republic of China	1 share of US$1	100%	–	100%	Investment holding
* Varitronix (Shenzhen) Limited	British Virgin Island/The People's Republic of China	1 share of US$1	100%	–	100%	Investment holding
Varitronix Agencies Limited	British Virgin Islands/ Hong Kong	50,000 shares of US$1 each	100%	–	100%	Dormant
* Varitronix Optech Limited	Hong Kong	100,000 ordinary shares of $1 each	100%	–	100%	Dormant
* Great Boom Developments Limited	British Virgin Islands/ Hong Kong	10,000 ordinary shares of US$1 each	100%	–	100%	Investment holding
* Midsino Group Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	–	100%	Investment holding
* Sun Yik Group Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	–	100%	Investment holding
* Varitronix Shenzhen Linkscore Limited	The People's Republic of China	Rmb 500,000	100%	–	100%	Trading of liquid crystal display
* Varitronix (Macao Commercial Offshore) Limited	Macau	MOP 100,000	100%	–	100%	Trading of liquid crystal display
* Eastriver Investments Limited	British Virgin Islands/ Hong Kong	1,000 ordinary share of US$1 each	100%	–	100%	Investment holding

15. Interest in subsidiaries (Continued)

Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by subsidiaries	Principal activities
# Varitronix Pengyuan Electronics Limited	The People's Republic of China	Rmb 15,000,000	59.42%	–	80%	Liquid crystal display business
* Varitronix LEP Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	–	100%	Property Investment

* Companies not audited by KPMG. The financial statements of the subsidiaries not audited by KPMG reflect total assets and total turnover constituting approximately 35% (2004: 14%) and 10% (2004: 8%) respectively of the related consolidated totals.

# Name of company	Type of legal entity
Varitronix (Heyuan) Co. Ltd.	Sino-foreign co-operative joint venture
Varitronix Pengyuan Limited	Sino-foreign equity joint venture
Varitronix (Heyuan) Display Technology Limited	Wholly-owned foreign enterprise
Varitronix Pengyuan Electronics Limited	Sino-foreign equity joint venture

16. Other non-current financial assets (at market value)

	The Group 2005 $'000	2004 $'000
Available-for-sale debt securities (2004: non-trading securities)		
Listed outside Hong Kong	**22,994**	23,930
Unlisted	**27,828**	18,947
	50,822	42,877
Available-for-sale equity securities (2004: non-trading securities)		
Listed in Hong Kong	**134,462**	5,360
Unlisted	**1**	7,751
Unlisted investment funds	**40**	4,501
	134,503	17,612
Total	**185,325**	60,489

Movements in available-for-sale securities are as follows:

	2005 $'000	2004 $'000
At 1 January	**60,489**	171,610
Additions	**321,429**	93,089
Disposals	**(3,955)**	(206,895)
Transfer to investment revaluation reserve	**(16,863)**	2,685
Impairment loss	**(175,775)**	–
Total	**185,325**	60,489

16. Other non-current financial assets (at market value) (Continued)

The above available-for-sale securities consist of certain long-term investments in companies engaging in OLED business and handset design business and other listed debt and equity securities. Of the additional investments made during the year, an impairment loss of $168,025,000 was made against the carrying amount at the year end as the directors have reassessed the expected future cashflows to be generated from these investments in view of the uncertain market situation.

In addition, an amount of $90,048,579 (2004: Nil) was invested into listed companies in respect of which a director and major shareholder of the Company is also a director and major shareholder of these invested companies. At 31 December 2005, the carrying amount of these listed investments amounted to $75,126,680 (2004: Nil).

17. Trading securities (at market value)

	The Group	
	2005	2004
	$'000	$'000
Debt securities		
Listed outside Hong Kong	3,955	32,752
Unlisted	–	5,781
	3,955	38,533
Equity securities		
Listed		
– in Hong Kong	52,652	9,423
– outside Hong Kong	118,861	23,712
	171,513	33,135
Unlisted investment funds	17,797	18,918
	189,310	52,053
Total	193,265	90,586

18. Inventories

Inventories in the balance sheet comprise:

	The Group	
	2005	2004
	$'000	$'000
Raw materials	119,545	188,703
Work in progress	31,310	42,579
Finished goods	82,782	81,133
	233,637	312,415

19. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of impairment losses for bad and doubtful debts) which are expected to be recovered within one year and have the following ageing analysis as of the balance sheet date:

	The Group	
	2005	2004
	$'000	$'000
Within 60 days of the invoice issue date	320,436	437,715
61 to 90 days after the invoice issue date	33,888	40,565
91 to 120 days after the invoice issue date	7,350	5,255
More than 120 days but less than 12 months after the invoice issue date	20,143	17,647
More than 12 months after the invoice issue date	2,506	–
	384,323	501,182

Debts are due within 90 days from the date of the invoice.

Included in trade and other receivables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group			
		2005		2004
		'000		'000
Euros	EUR	1,108	EUR	1,563
United States Dollars	USD	17,585	USD	20,288
Japanese Yen	JPY	67	JPY	9,614

20. Cash and cash equivalents

	The Group		The Company	
	2005	2004	2005	2004
	$'000	$'000	'000	'000
Deposits with banks and other financial institutions	263,279	587,871	–	–
Cash at bank and in hand	152,566	81,535	316	419
Cash and cash equivalents in the balance sheet	415,845	669,406	316	419
Bank overdrafts	–	(12)		
Cash and cash equivalents in the consolidated cash flow statement	415,845	669,394		

Included in cash and cash equivalents are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group				The Company			
		2005		2004		2005		2004
		'000		'000		'000		'000
Renminbi	RMB	917	RMB	3,896	RMB	–	RMB	–
Great British Pounds	GBP	118	GBP	257	GBP	–	GBP	–
Japanese Yen	JPY	10,290	JPY	7,208	JPY	–	JPY	–
Canadian Dollars	CAD	546	CAD	535	CAD	–	CAD	–
Euros	EUR	6,669	EUR	2,653	EUR	–	EUR	–
Swedish Krona	SEK	–	SEK	2,629	SEK	–	SEK	–
Australian Dollars	AUD	5	AUD	5	AUD	–	AUD	–
United States Dollars	USD	33,192	USD	74,705	USD	13	USD	13

21. Bank loans and overdrafts

Unsecured, interest-bearing bank loans and overdrafts are repayable as follows:

	The Group	
	2005	2004
	$'000	$'000
Within 1 year or on demand	98,549	98,750

Included in bank loans and overdrafts are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group	
	2005	2004
	'000	'000
Japanese Yen	JPY 376,976	JPY 690,903

22. Trade and other payables

Included in trade and other payables are trade creditors and bills payable with the following ageing analysis as of the balance sheet date:

	The Group	
	2005	2004
	$'000	$'000
Within 60 days of supplier invoice date	200,217	216,675
61 to 120 days after supplier invoice date	32,178	23,268
More than 120 days but within 12 months after supplier invoice date	9,059	13,293
	241,454	253,236

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group	
	2005	2004
	'000	'000
United States Dollars	USD 13,445	USD 13,158
Great British Pounds	GBP 9	GBP 4
Canadian Dollars	CAD 3	CAD 3
Euros	EUR 28	EUR 33
Malaysian Ringgit	MYR 4	MYR 4
Renminbi	RMB 4,615	RMB 3,741
Japanese Yen	JPY 435,921	JPY 627,141
Singapore Dollars	SGD 1	SGD 127
Swiss Francs	CHF 213	CHF –

23. Convertible notes

	The Group	
	2005	2004
	$'000	$'000
At 31 December 2004 and 2005	30,109	31,200

23. Convertible notes (Continued)

The notes in issue at 31 December 2005 may be converted up to 26 September 2010 at the option of the noteholders into shares of the Company at a conversion price, subject to adjustment in certain circumstances, of $13.81 per share. The notes bear interest at 6 percent per annum until conversion of any portion of the notes, and thereafter at 2 percent per annum. In the event of conversion, the noteholders are required to return to the Group the amount of interest in excess of the rate of 2 percent per annum previously received. The convertible notes were redeemed at 85% of the face value of the notes ($26,520,000) in January 2006.

24. Income tax in the balance sheet

(a) Current taxation in the balance sheet represents:

	The Group	
	2005	2004
	$'000	$'000
Provision for Hong Kong Profits Tax for the year	**22,007**	19,336
Provisional Profits Tax paid	**(354)**	(267)
Balance of Profits Tax recoverable relating to prior years	**(3,032)**	(7,215)
Overseas tax	**2,272**	587
	20,893	12,441
Current taxation recoverable	**(2,483)**	(1,667)
Current taxation payable	**23,376**	14,108
	20,893	12,441

(b) Deferred tax assets and liabilities recognised:

The Group

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of the related depreciation	Tax allowances for intangible assets in excess of amortisation	Provisions	Others	Total
	$'000	$'000	$'000	$'000	$'000
At 1 January 2004	8,666	5,017	(3,184)	–	10,499
Charged/(credited) to profit or loss	225	(283)	(3,718)	(1,346)	(5,122)
At 31 December 2004	8,891	4,734	(6,902)	(1,346)	5,377
At 1 January 2005	8,891	4,734	(6,902)	(1,346)	5,377
Charged/(credited) to profit or loss	(7,822)	(4,734)	(1,068)	895	(12,729)
At 31 December 2005	1,069	–	(7,970)	(451)	(7,352)

	The Group	
	2005	2004
	$'000	$'000
Net deferred tax assets recognised on the balance sheet	**(8,725)**	(1,423)
Net deferred tax liabilities recognised on the balance sheet	**1,373**	6,800
	(7,352)	5,377

(c) *Deferred tax assets not recognised*

In accordance with the accounting policy set out in note1(r), the Group has not recognised deferred tax assets in respect of cumulative tax losses of $19,119,000 (2004: $2,316,000) as it is not probable that future taxable profits against which the losses can be utilized will be available in the relevant tax jurisdiction and entity. The tax losses do not expire under current tax legislation.

25. Equity settled share-based transactions

The Company had a Share Option Scheme for the employees of the Group which was adopted on 6 June 1991, subsequently amended on 8 June 1999 and expired on 5 June 2001. The options under the first Share Option Scheme are exercisable for a period of ten years following the date of grant. A second Share Option Scheme of the Company for the employees of the Group was adopted on 22 June 2001 and terminated on 12 May 2003. The options under the second Share Option Scheme are exercisable for a period of ten years following the date of grant.

A third Share Option Scheme of the Company was adopted on 12 May 2003 as an incentive to the Group's employees and business associates. The directors of the Company are authorised, at their discretion, to invite any employee, director, including executive and non-executive directors, or business associate of any company in the Group, to take up options to subscribe for shares at a price determined by the board and notified to each grantee and which will not be less than the closing price of the shares on the Stock Exchange on the date of offer of the option granted to such grantee or the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the option granted to such grantee or the nominal value of the shares, whichever is higher.

The maximum number of shares in respect of which options may be granted under the third Share Option Scheme and any other Share Option Schemes of the Company may not exceed 10 percent of the issued share capital of the Company at the date of approval of the third Share Option Scheme. The options under the third Share Option Scheme are exercisable for a period of ten years from the date of grant.

(a) The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of options	Vesting conditions	Contractual life of options
Options granted to directors:			
– 9 June 1999	150,000	Immediate from the date of grant	10 years
– 30 October 2002	4,000,000	Immediate from the date of grant	10 years
– 21 December 2004	9,300,000	Immediate from the date of grant	10 years
– 22 July 2005	3,000,000	Immediate from the date of grant	10 years
– 19 December 2005	9,000,000	Immediate from the date of grant	10 years
Options granted to employees:			
– 9 June 1999	430,250	Immediate from the date of grant	10 years
– 1 June 2000	688,000	Immediate from the date of grant	10 years
– 30 August 2001	265,000	Immediate from the date of grant	10 years
– 13 September 2002	199,000	Immediate from the date of grant	10 years
– 6 October 2003	433,000	Immediate from the date of grant	10 years
– 20 December 2004	2,596,000	Immediate from the date of grant	10 years

(b) The number and weighted average exercise prices of share options are as follows:

	2005		2004	
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Outstanding at the beginning of the year	**$6.979**	**18,061,250**	$6.0600	6,393,750
Granted during the year	**$5.948**	**12,000,000**	$7.4609	11,896,000
Forfeited during the year	**$7.633**	**(6,555,000)**	$9.3270	(69,500)
Exercised during the year	**$4.623**	**(2,256,000)**	$5.0850	(159,000)
Outstanding at the end of the year		**21,250,250**		18,061,250
Exercisable at the end of the year		**21,250,250**		18,061,250

The weighted average share price at the date of exercise for shares options exercised during the year was $6.063 (2004: $7.615).

(c) Fair value of share options and assumptions

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black-Scholes model. The contractual life of the option is used as an

25. Equity settled share-based transactions (Continued)

Fair value of share options and assumptions

	2005 $'000
Fair value at measurement date	0.948
Share price	5.88
Exercise price	5.89
Expected volatility (expressed as weighted average volatility)	31.9%
Option life	5 years
Expected dividends	6.50%
Risk-free interest rate (based on Exchange Fund Notes)	4.02%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information. Expected dividends are based on historical dividends.

Share options were granted under a service condition. This condition has not been taken into account in the grant rate fair value measurement of the services received. There were no market conditions associated with the share option grants.

26. Capital and reserves

(a) The Group

	Attributable to equity shareholders of the Company								
2004	Share capital (note c) $'000	Share premium (note d(i)) $'000	Exchange reserve (note d(iii)) $'000	Fair value revaluation reserve (note d(iv)) $'000	Other reserves (note d(vi)) $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
At 1 January 2004	77,574	616,286	(16,473)	2,492	1,933	745,406	1,427,218	39,381	1,466,599
Special and final dividends approved in respect of the previous year	–	–	–	–	–	(86,903)	(86,903)	–	(86,903)
Shares issued under share option scheme	40	419	–	–	–	–	459	–	459
Allotment of shares from scrip dividends	1,445	40,684	–	–	–	–	42,129	–	42,129
Available-for-sale securities:									
– changes in fair value	–	–	–	2,685	–	–	2,685	–	2,685
– transfer to profit or loss on disposal	–	–	–	188	–	–	188	–	188
Dividend payable to minority interests	–	–	–	–	–	–	–	(6,784)	(6,784)
Interim dividend declared in respect of the current year	–	–	–	–	–	(31,462)	(31,462)	–	(31,462)
Profit for the year	–	–	–	–	–	192,712	192,712	23,110	215,822
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	4,004	–	–	–	4,004	201	4,205
At 31 December 2004	79,059	657,389	(12,469)	5,365	1,933	819,753	1,551,030	55,908	1,606,938

26. Capital and reserves (Continued)

(a) The Group (Continued)

2005	Share capital (note c) $'000	Share premium (note d(i)) $'000	Exchange reserve (note d(iii)) $'000	Fair value revaluation reserve (note d(iv)) $'000	Capital reserve (note d(v)) $'000	Other reserves (note d(vi)) $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
	Total attributable to equity shareholders of the Company									
At 1 January 2005	79,059	657,389	(12,469)	5,365	–	1,933	819,753	1,551,030	55,908	1,606,938
Opening balance adjustments on adoption of HKAS 39 (note 2(c))	–	–	–	–	1,961	–	(680)	1,281	–	1,281
As restated, after opening balance adjustments	79,059	657,389	(12,469)	5,365	1,961	1,933	819,073	1,552,311	55,908	1,608,219
Final dividends approved in respect of the previous year	–	–	–	–	–	–	(88,607)	(88,607)	–	(88,607)
Shares issued under share option scheme	564	9,866	–	–	–	–	–	10,430	–	10,430
Allotment of shares from scrip dividends	991	23,565	–	–	–	–	–	24,556	–	24,556
Available-for-sale securities:										
– changes in fair value	–	–	–	(16,863)	–	–	–	(16,863)	–	(16,863)
– transfer to profit or loss on disposal	–	–	–	(70)	–	–	–	(70)	–	(70)
Capital contribution by minority interest shareholder	–	–	–	–	–	–	–	–	2,820	2,820
Equity settled share-based transactions	–	–	–	–	11,373	–	–	11,373	–	11,373
Transfer to other reserves	–	–	–	–	–	49	(49)	–	–	–
Interim dividend declared in respect of the current year	–	–	–	–	–	–	(32,120)	(32,120)	–	(32,120)
Loss for the year	–	–	–	–	–	–	(178,976)	(178,976)	(25,343)	(204,319)
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	7,111	–	–	–	–	7,111	407	7,518
At 31 December 2005	80,614	690,820	(5,358)	(11,568)	13,334	1,982	519,321	1,289,145	33,792	1,322,937

26. Capital and reserves (Continued)

(b) The Company

	Share capital (note c) $'000	Share premium (note d(i)) $'000	Contributed surplus (note d(ii)) $'000	Capital reserve (note d(v)) $'000	Retained profits $'000	Total $'000
At 1 January 2004	77,574	616,286	51,636	–	157,370	902,866
Special and final dividends approved in respect of the previous year	–	–	–	–	(86,903)	(86,903)
Shares issues under share option scheme	40	419	–	–	–	459
Allotment of shares from scrip dividends	1,445	40,684	–	–	–	42,129
Profit for the year	–	–	–	–	118,124	118,124
Interim dividend declared in respect of the current year	–	–	–	–	(31,462)	(31,462)
At 31 December 2004	79,059	657,389	51,636	–	157,129	945,213
At 1 January 2005	79,059	657,389	51,636	–	157,129	945,213
Final dividend approved in respect of the previous year	–	–	–	–	(88,607)	(88,607)
Shares issues under share option scheme	564	9,866	–	–	–	10,430
Allotment of shares from scrip dividends	991	23,565	–	–	–	24,556
Equity settled share-based transaction	–	–	–	11,373	–	11,373
Profit for the year	–	–	–	–	76,441	76,441
Interim dividend declared in respect of the current year	–				(32,120)	(32,120)
At 31 December 2005	80,614	690,820	51,636	11,373	112,843	947,286

(c) Share capital

(i) Authorised and issued share capital

	2005		2004	
	No. of shares '000	Amount $'000	No. of shares '000	Amount $'000
Authorised:				
Ordinary shares of $0.25 each	400,000	100,000	400,000	100,000
Issued and fully paid:				
At 1 January	316,235	79,059	310,295	77,574
Shares issued under share option scheme	2,256	564	159	40
Allotment of shares from scrip dividends	3,964	991	5,781	1,445
At 31 December	322,455	80,614	316,235	79,059

26. Capital and reserves (Continued)

(c) Share capital (Continued)

(ii) Terms of unexpired and unexercised share options at balance sheet date

Exercise period	Exercise price $	2005 Number	2004 Number
9 July 1999 to 8 July 2009	10.900	**357,750**	580,250
1 July 2000 to 30 June 2010	11.300	**569,000**	688,000
30 August 2001 to 29 August 2011	3.060	**140,000**	265,000
13 September 2002 to 12 September 2012	3.905	**153,500**	199,000
31 October 2002 to 30 October 2012	4.605	**2,000,000**	4,000,000
6 October 2003 to 5 October 2013	7.350	**301,500**	433,000
20 December 2004 to 19 December 2014	7.500	**2,428,500**	2,596,000
21 December 2004 to 20 December 2014	7.450	**3,300,000**	9,300,000
22 July 2005 to 21 July 2015	6.600	**3,000,000**	–
19 December 2005 to 18 December 2015	5.730	**9,000,000**	–
		21,250,250	18,061,250

Each option entitles the holder to subscribe for one ordinary share in the Company. Further details of these options are set out in note 25 to the financial statements.

(iii) Shares issued under share option scheme

Shares issued under the share option scheme during the year were exercised to subscribe for 2,256,000 (2004: 159,000) ordinary shares in the Company at a consideration of $10,430,000 (2004: $808,518) of which $564,000 (2004: $39,750) was credited to share capital and the balance of $9,866,000 (2004: $768,768) was credited to the share premium account.

(d) Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by sections 150 and 157 of the Company's Articles of Association and the Companies Act 1981 of Bermuda.

(ii) Contributed surplus

The excess value of the shares of the subsidiaries acquired pursuant to the Group reorganisation scheme in 1991 over the nominal value of the new shares of the Company issued in exchange is credited to the contributed surplus account. Under the Companies Act 1981 of Bermuda (as amended) and the Bye-laws of the Company, the contributed surplus is distributable to shareholders. However, the directors have no current intention to distribute this surplus.

(iii) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 1(t).

(iv) Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policies in notes 1(h) and (i).

(v) Capital reserve

The capital reserve comprises the following:

- the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognized in accordance with the accounting policy adopted for share based payments in note 1(p)(ii).

- the value of the unexercised equity component of convertible notes issued by the Company recognized in accordance with the accounting policy adopted for convertible notes in note 1(s).

26. Capital and reserves (Continued)

(d) Nature and purpose of reserves (Continued)

(vi) Other reserves

Other reserves comprise statutory reserves required in respect of the PRC incorporated subsidiaries.

(vii) Distributability of reserves

At 31 December 2005, the aggregate amount of reserves available for distribution to shareholders of the Company was $164,479,000 (2004: $208,765,000).

27. Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segment

As all of the Group's turnover and profits were derived from the design, manufacture and sale of liquid crystal displays and related products, accordingly no separate business segment analysis is presented for the Group.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical locations of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong and PRC		Rest of Asia		Europe		North America		Others		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Revenue from external customers	**828,255**	941,308	**371,894**	298,571	**635,913**	632,932	**88,387**	89,103	**55,358**	44,417	**1,979,807**	2,006,331
Segment assets	**1,396,501**	1,869,751	**197,680**	119,683	**114,469**	95,300	**100,496**	26,893				
Capital expenditure incurred during the year	**112,344**	80,432	**850**	2,571	**1,950**	793	**18**	47				

Revenue from external customers located in Europe is analysed as follows:

	2005	2004
	$'000	$'000
France	**160,775**	127,224
United Kingdom	**116,737**	100,358
Germany	**131,500**	146,087
Other European countries	**226,901**	259,263
	635,913	632,932

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis is given of the profit contributions from the above geographical locations.

28. Financial instruments

Exposure to credit, liquidity and interest rate risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

The Group's credit risk is primarily attributable to accounts receivable and other receivables. Management has a credit policy in place and exposures to these credit risks are monitored on an ongoing basis.

28. Financial instruments (Continued)

(a) Credit risk (Continued)

Credit evaluations are performed on all customers requiring credit over a certain amount. Customers are generally granted credit terms of 30 – 90 days. Normally, the Group does not obtain collateral from customers.

Bank deposits and cash at bank are placed with reputable banks.

At the balance sheet date, the Group has a certain concentration of credit risk as 28% (2004: 37%) of the total accounts receivable and other receivables was due from the Group's five largest customers.

The maximum exposure to credit risk is represented by the carrying amount of accounts receivable and other receivables in the balance sheet.

(b) Liquidity risk

The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. The Company also monitors closely the cash flows of its subsidiaries. Generally, the Company's subsidiaries are required to obtain the Company's approval for activities such as investment of surplus cash, raising of loans and settlement of suppliers' invoices beyond certain limits.

(c) Interest rate risk

Bank deposits and cash, and bank loans are the major types of the Group's financial instruments subject to interest rate risk.

The bank deposits and cash comprise mainly bank deposits with fixed interest rates ranging from 1.375% to 4.25% per annum and the maturity dates of these bank deposits are within 1 year.

The bank loans bear interest at 0.58% per annum over 7-day HIBOR and are repayable within 1 year. Other details of the bank loans are set out in note 21.

(d) Foreign currency risk

(i) Forecast transactions

The Group is exposed to foreign currency risk primarily through sales and purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily Euros, United States dollars, Japanese Yen and Reminbi.

(e) Fair values

No disclosure of fair value is required as all the Group's financial instruments are carried at amounts not materially different from their fair values as at 31 December 2005.

29. Capital and other commitments

(a) Capital commitments representing purchase of property, plant and equipment not provided for in the financial statements were as follows:

	The Group	
	2005 $'000	2004 $'000
Contracted for	**1,989**	7,184

(b) Other commitments

At 31 December 2005 in addition to the above, the Group had commitments to contribute capital of $38,400,000 for the acquisition of all the remaining interest, not held by the Group, in a non-wholly owned subsidiary in the PRC.

29. Capital and other commitments (Continued)

(c) At 31 December 2005, the total future minimum lease payments under non-cancellable operating leases for properties are payable as follows:

	2005 $'000	2004 $'000
Within 1 year	3,836	3,657
After 1 year but within 5 years	2,685	5,429
	6,521	9,086

30. Contingent liabilities

At 31 December 2005, the Company had contingent liabilities for guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of $99,992,000 (2004: $76,674,000).

31. Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's directors is disclosed in note 6 and certain of the highest paid employees is disclosed in note 7.

32. Comparative figures

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in note 2.

33. Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended 31 December 2005

Up to the date of issue of these financial statements, the HKICPA has issued the number of amendments, new standards and interpretations which are not yet effective for the accounting period ended 31 December 2005 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group's operations and financial statements:

		Effective for accounting periods beginning on or after
HKFRS 7	Financial instruments: disclosures	1 January 2007
Amendment to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

Five Year Summary

(Expressed in Hong Kong dollars)

	Note	Year ended 31 December				
		2001 $'000	2002 $'000	2003 $'000	2004 $'000	2005 $'000
Results:						
Turnover		1,042,004	1,085,558	1,274,788	2,006,331	1,979,807
Profit/(loss) from operations		43,393	140,838	197,295	249,169	(166,530)
Finance costs		(2,901)	(3,134)	(2,913)	(5,245)	(6,785)
Share of profit/(losses) of associate		5,735	(1,654)	(11,706)	–	–
Profit/(loss) before taxation		46,227	136,050	182,676	243,924	(173,315)
Income tax	2	(13,749)	(10,863)	(14,440)	(28,102)	(31,004)
Profit/(loss) for the year		32,478	125,187	168,236	215,822	(204,319)
Attributable to:						
Equity shareholders of the Company		43,281	118,219	151,241	192,712	(178,976)
Minority interests		(10,803)	6,968	16,995	23,110	(25,343)
Profit/(loss) for the year		32,478	125,187	168,236	215,822	(204,319)

(Expressed in Hong Kong dollars)

		As at 31 December				
		2001	2002	2003	2004	2005
		$'000	$'000	$'000	$'000	$'000
Assets and liabilities:						
Fixed assets		393,658	398,080	414,662	412,077	**369,647**
Intangible assets		–	–	28,672	27,050	**–**
Goodwill		33,386	31,704	30,022	28,340	**–**
Interest in associate		19,276	16,254	5,289	–	**–**
Other financial assets		227,861	226,765	171,610	60,489	**185,325**
Deferred tax assets	2	–	–	77	1,423	**8,725**
Net current assets		689,394	786,624	858,043	1,115,559	**790,722**
Total assets less current liabilities		1,363,575	1,459,427	1,508,375	1,644,938	**1,354,419**
Convertible notes		(31,200)	(31,200)	(31,200)	(31,200)	**(30,109)**
Deferred tax liabilities	2	–	(10,143)	(10,576)	(6,800)	**(1,373)**
Other non-current liabilities		(21,324)	–	–	–	**–**
NET ASSETS		1,311,051	1,418,084	1,466,599	1,606,938	**1,322,937**
Capital and reserves:						
Share capital		75,619	76,023	77,574	79,059	**80,614**
Reserves		1,213,167	1,313,679	1,349,644	1,471,971	**1,208,531**
Total equity attributable to equity shareholders of the Company		1,288,786	1,389,702	1,427,218	1,551,030	**1,289,145**
Minority interests		22,265	28,382	39,381	55,908	**33,792**
TOTAL EQUITY		1,311,051	1,418,084	1,466,599	1,606,938	**1,322,937**
Earnings/(loss) per share						
Basic		15	37	49	62	**(56)**
Diluted		15	37	49	61	**(56)**

Notes to the five year summary

(1) The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in note 2 to the financial statements. Figures for 2004 and 2005 have been adjusted for these new and revised policies in accordance with the transitional provisions and as disclosed in note 2. Earlier years have only been restated to the extent that the new accounting policies are adopted retrospectively as disclosed in note 2.

(2) Hong Kong Statement of Standard Accounting Practice No. 12 (revised) "Income taxes" was first effective for accounting periods beginning on or after 1 January 2003. In order to comply with this revised statement, the Group adopted a new accounting policy for deferred tax in 2003. Figures for the year 2002 have been adjusted. However, it is not practicable to restate earlier years for comparison purposes.

Properties held by the Group

as at 31 December 2005

	Location	Existing use	Percentage holding
1.	Tseung Kwan O Town Lot No. 39, Kowloon.	Warehouse	100%
2.	4th Floor and the attached flat roofs, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
3.	6th Floor & 9th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
4.	10th Floor & 11th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
5.	Flat G, 22nd Floor, Tower 1, Yue Man Centre, Nos. 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon.	Staff quarters	100%
6.	Flat B, 13th Floor, Tower 1, Yue Man Centre, Nos. 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon.	Staff quarters	100%
7.	Rooms 1003 and 1004, 10th Floor, Tower B, Hunghom Commercial Centre, No. 37 Ma Tau Wai Road, Kowloon	Leased	100%
8.	Plot 40, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	Industrial	100%
9.	Sri Penang 6-2, Lega Road, Penang, Malaysia.	Staff quarters	100%
10.	Dongpu Town, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	90.1%

Properties held by the Group

as at 31 December 2005

	Location	Existing use	Percentage holding
11.	Tangliaoxiacun, Xintang, Administrative Region, Dongpu Town, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	100%
12.	128 Heyuan Road, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China	Industrial	100%
13.	Flat C601-604, 6th Floor, Block 10, Nam Wai Centre, Buket, Baoan County, Guangdong Province, The People's Republic of China.	Staff quarters	100%
14.	Unit 3 Milbanke Court, Milbanke Way, Bracknell, Berkshire, United Kingdom.	Office	100%

Note:

The above properties are either freehold, held on long or medium-term leases or have no specified lease term.

Corporate Information

Board of Directors

Chang Chu Cheng, *Chairman*

Ko Chun Shun, Johnson, *Chairman*

Tsoi Tong Hoo, Tony

Ho Te Hwai, Cecil

Lo Wing Yan, William*

Yuen Kin*

Hou Ziqiang*

* Independent Non-executive Directors

Secretary

Ho Te Hwai, Cecil

Solicitors

Baker & McKenzie

Auditors

KPMG

Certified Public Accountants

Bankers

HSBC Private Bank (Suisse) SA

Citibank, N.A.

Standard Chartered Bank

Shanghai Commercial Bank Limited

Registered Office

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

Head Office and Principal Place of Business

9/F Liven House

61-63 King Yip Street

Kwun Tong

Hong Kong

Principal Share Registrars

Butterfield Fund Services (Bermuda) Limited

Rosebank Centre

11 Bermudiana Road

Pembroke

Bermuda

Hong Kong Branch Shares Registrars

Computershare Hong Kong Investor Services Limited

Shops 1712-16, 17th Floor, Hopewell Centre

183 Queen's Road East

Hong Kong

ADR Depositary

The Bank of New York

American Depositary Receipts

101 Barclay Street, 22W

New York, NY 10286

USA

Web Site

http://www.varitronix.com



Varitronix International Limited
9/F, Liven House, 61-63 King Yip Street,
Kwun Tong, Kowloon,
Hong Kong

www.varitronix.com



